   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 8, 2000



                                                   REGISTRATION NUMBER 333-44986

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------


                                AMENDMENT NO. 1


                                       TO


                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      CALIFORNIA MICRO DEVICES CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                   CALIFORNIA                                       94-2672609
        (STATE OR OTHER JURISDICTION OF                           (IRS EMPLOYER
         INCORPORATION OR ORGANIZATION)                        IDENTIFICATION NO.)

  215 TOPAZ STREET, MILPITAS, CALIFORNIA 95035-5430; TELEPHONE: (408) 263-3214
   (ADDRESS, INCLUDING ZIP CODE AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)
                            ------------------------

                            SCOTT HOVER-SMOOT, ESQ.
                         SECRETARY AND GENERAL COUNSEL
                      CALIFORNIA MICRO DEVICES CORPORATION
  215 TOPAZ STREET, MILPITAS, CALIFORNIA 95035-5430; TELEPHONE: (408) 263-3214 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                               AGENT FOR SERVICE)
                            ------------------------

                                   COPIES TO:

            RICHARD A. BOEHMER, ESQ.                          VICTOR A. HEBERT, ESQ.
             O'MELVENY & MYERS LLP                     HELLER EHRMAN WHITE & MCAULIFFE LLP
             400 SOUTH HOPE STREET                               333 BUSH STREET
       LOS ANGELES, CALIFORNIA 90071-2899                SAN FRANCISCO, CALIFORNIA 94104
           TELEPHONE: (213) 430-6643                        TELEPHONE: (415) 772-6000
              FAX: (213) 430-6407                              FAX: (415) 772-6268

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this registration statement becomes effective.

    If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, check the following box. [ ]

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [ ]

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ] __________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                            ------------------------


    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT THAT SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(a), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

        THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.


                 SUBJECT TO COMPLETION, DATED SEPTEMBER 8, 2000


PROSPECTUS

                                1,500,000 SHARES

                                  [CMDC LOGO]

                                  COMMON STOCK

                           -------------------------


     We are offering 1,500,000 shares of our common stock. Our common stock is traded on the Nasdaq National Market under the symbol "CAMD." On September 7, 2000, the last reported sale price of our common stock on the Nasdaq National Market was $21.81 per share.


                           -------------------------

     INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 4.

                           -------------------------

----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------
                                                               PER SHARE        TOTAL
----------------------------------------------------------------------------------------
Public Offering Price.......................................  $              $
Underwriting Discount.......................................  $              $
Proceeds, before expenses, to California Micro Devices......  $              $
----------------------------------------------------------------------------------------
----------------------------------------------------------------------------------------

     The underwriters may also purchase up to an additional 225,000 shares from certain selling shareholders and us at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus, to cover over-allotments.

     The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities or determined if this prospectus is truthful or complete. It is illegal for any person to tell you otherwise.

                           -------------------------

Needham & Company, Inc.

                        A.G. Edwards & Sons, Inc.
                                               Punk, Ziegel & Company

           The date of this prospectus is                     , 2000

[Inside Front Cover Graphic:

Approximately 1 1/2 inches from the top of the page a caption reading:
"California Micro Devices (CAMD)."

Approximately 1/2 inch below the above caption, a caption reading:
"Standard termination and filtering solutions for personal computers."

Immediately below the above caption, three circular graphics in a triangular formation depicting: (upper graphic) various personal computer components and modules, (lower left graphic) various electronic equipment including cellular telephones, satellite dishes, answering machine and pager, and (lower right graphic) various computer networking and server equipment, circuit board and components.

Captions surrounding the above upper graphic reading: "Computers and Servers," "microprocessors," "resistor networks," and "resistor-capacitor filters."

Caption to the upper left of the above lower left graphic reading:
"Communications and Consumer."

Caption to the upper right of the above lower right graphic reading:
"electrostatic discharge protection devices."

Caption to the lower right of the above lower left graphic reading: "Networking and Infrastructure."

Immediately below the above graphics, captions reading: "capacitor arrays," "resistor and resistor-capacitor termination networks," "micro power operational amplifiers," "schottky diode arrays," "asynchronous communications interface adapters," and "dual tone multifrequency receivers and transceivers." Captions end approximately 2/3 from the top of the page.

Below the above captions and approximately 1 inch from the bottom of the page, the Company's triangular logo and the caption "California Micro Devices."

A dark line frame begins at the top of the page and frames the border of the top left side of the page. The line then crosses to the lower right side of the page beneath the captions, runs to the bottom of the page level with the Company's triangular logo and caption, and ceases.]

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    4
Special Note Regarding Forward-Looking Statements...........   13
Use of Proceeds.............................................   13
Price Range of Common Stock.................................   13
Dividend Policy.............................................   14
Capitalization..............................................   14
Selected Financial Data.....................................   15
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   16
Business....................................................   21
Management..................................................   32
Principal Shareholders......................................   34
Description of Capital Stock................................   35
Underwriting................................................   36
Legal Matters...............................................   37
Experts.....................................................   37
Where You Can Find More Information.........................   38
Index to Financial Statements...............................  F-1

     In this prospectus, "CAMD," "we," "us" and "our" refer to California Micro Devices Corporation. All trademarks appearing in this prospectus are the property of their respective owners.

     You should rely only on the information contained in or incorporated by reference in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted.

                               PROSPECTUS SUMMARY

     You should read the following summary together with the more detailed information regarding our company and the common stock being sold in this offering, including "Risk Factors" and our financial statements and related notes, included elsewhere in this prospectus and incorporated by reference.

                            CALIFORNIA MICRO DEVICES

     We are a leading supplier of thin film integrated passive devices and complementary analog semiconductors. We focus our expertise on providing high volume, cost effective, standard and custom solutions for computer systems and peripherals, high performance networking, and the mobile communications and telecommunications infrastructure markets. Our customers include original equipment manufacturers, such as the Acer Group, Cisco Systems Inc., Guidant Corporation, Intel Corporation, ITI Limited, Nortel Networks Corporation, Samsung Electronics Co Ltd. and 3Com Corporation, and contract manufacturers, such as Celestica Inc. and Solectron Corporation.

     Passive components -- principally resistors and capacitors -- are used in virtually all electronic products. Resistors impede the flow of electrical current and dissipate electrical energy as heat. Capacitors store electrical charges and pass alternating current while blocking direct current. Individually and in combination, resistors and capacitors are used to filter, condition, shape, bias, terminate and improve the characteristics of the electrical signals used and transmitted by active components such as microprocessors, application specific integrated circuits, dynamic random access memories and analog integrated circuits.

     Our integrated passive devices replace functional clusters of discrete passive components that are used for signal filtering and termination at buses and ports, wave shaping, clock signal filtering, biasing and other traditional discrete passive component functions. These integrated passive devices are significantly smaller and provide more functionality than competitive discrete products.


     The demand for discrete and integrated passive components is being driven by both the increasing number of components per electronic system and the increasing number of systems being produced. For example, the number of passive components in a personal computer increased from a few hundred in the 486 generation of personal computers to as many as 1,000 in the Pentium III series of personal computers. Similar trends are occurring in mobile phones where multiple bands, new functionality and higher frequencies are being incorporated, driving the number of passive components from 300 in older analog phones to as many as 600 in some current devices. According to a 1998 report by Frost & Sullivan, the worldwide market for passive components included over $5.0 billion for resistors and resistor networks and over $9.0 billion for capacitors. Integrated passive components are increasingly being used to address this market, particularly in the personal computer, networking and mobile phone segments.


     We meet the needs of our customers through our innovative approach of integrating thin film passive components and our patented technique of combining these integrated passive components with semiconductors. Our thin film technology allows us to combine multiple resistors, capacitors, diodes and other components into a single, high density device we market under the brand name "P/Active". We also design and manufacture analog semiconductors that provide power management functions, and offer low voltage, micro-power operational amplifiers that we can enhance by adding thin film passive devices. We believe our products provide the following key benefits to our customers:

     - smaller size for miniaturization and portability;

     - increased performance at higher frequencies;

     - improved reliability;

     - improved electrostatic discharge protection;

     - shorter time to market;

     - lower total cost solutions; and


     - lower power consumption and enhanced power management.

     Our objective is to use our leadership position in the design and manufacture of integrated passive devices to capture a greater share of the market currently served by discrete passive components. We also intend to become a leading manufacturer of analog semiconductors that are complementary to our integrated passive devices. Our strategy includes the following key elements:


     - leverage our technology leadership position;

     - focus on high volume solutions;

     - expand our sales and marketing efforts internationally and domestically;

     - develop highly responsive product development and production capabilities;

     - develop standard products to shorten customer time to market; and

     - educate the market on our value proposition.

     California Micro Devices was incorporated in 1980, and has been a public company since 1986. Our principal executive offices are located at 215 Topaz Street, Milpitas, California 95035-5430, and our telephone number is (408) 263-3214.

                                  THE OFFERING

Common stock offered by California Micro
Devices.................................     1,500,000 shares

Common stock to be outstanding after the
offering................................     12,714,317 shares

Use of proceeds.........................     Repayment of approximately $7.0
                                             million of outstanding indebtedness
                                             and for general corporate purposes,
                                             including capital expenditures and
                                             possible acquisitions. See "Use of
                                             Proceeds."

Nasdaq National Market symbol...........     CAMD

     The foregoing information assumes that the underwriters do not exercise the option that we and certain selling shareholders have granted to them to purchase additional shares in the offering and is based on the shares outstanding as of August 15, 2000. It excludes 2,058,391 shares of common stock subject to outstanding options with a weighted average exercise price of $6.73 per share, 373,191 shares of common stock available for future grants under our stock option plans and 353,699 shares of common stock available under our employee stock purchase plan.

                             SUMMARY FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                    THREE MONTHS
                                                                                       ENDED
                                                    FISCAL YEAR ENDED MARCH 31,       JUNE 30,
                                                    ---------------------------   ----------------
                                                     1998      1999      2000      1999     2000
                                                    -------   -------   -------   ------   -------
STATEMENT OF OPERATIONS DATA:
  Revenues........................................  $33,043   $33,617   $43,763   $8,517   $14,876
  Cost of sales...................................   24,701    24,730    29,571    6,209     9,600
  Gross profit....................................    8,342     8,887    14,192    2,308     5,276
  Operating income (loss).........................   (2,575)   (2,098)    1,103     (768)    1,660
  Net income (loss)...............................   (3,005)   (2,771)      632     (945)    1,467
  Net income (loss) per common share:
     Basic........................................  $ (0.30)  $ (0.28)  $  0.06   $(0.09)  $  0.13
     Diluted......................................  $ (0.30)  $ (0.28)  $  0.05   $(0.09)  $  0.12
  Weighted average common shares outstanding:
     Basic........................................    9,971    10,017    10,324   10,117    11,104
     Diluted......................................    9,971    10,017    11,642   10,117    12,523

SUPPLEMENTAL DATA:
  Depreciation and amortization...................  $ 2,852   $ 2,945   $ 2,899   $  757   $   745
  Capital expenditures............................    1,132     1,544     1,981       99     1,585


                                                                  JUNE 30, 2000
                                                              ---------------------
                                                              ACTUAL    AS ADJUSTED
                                                              ------    -----------
BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments.........  $7,469      $31,984
  Working capital...........................................  19,860       44,530
  Total assets..............................................  40,944       64,333
  Total debt, including current portion.....................   9,795        2,750
  Shareholders' equity......................................  24,698       55,132



     The information under "As Adjusted" in the balance sheet data above reflects the receipt and application of the net proceeds from the sale of 1,500,000 shares of common stock by us in this offering as described under "Use of Proceeds," at an assumed public offering price of $21.81 per share.

                                  RISK FACTORS

     Any investment in our common stock involves a significant degree of risk. You should carefully consider the following risks as well as the other information contained in this prospectus. If any of the following risks actually occur, our business could be harmed, the trading price of our common stock could decline, and you may lose all or part of your investment.

WE INCURRED LOSSES IN OUR FISCAL YEARS 1998 AND 1999 AND WE MAY BE UNABLE TO SUSTAIN PROFITABILITY.

     We experienced losses for each quarter and fiscal year from June 30, 1998 through September 30, 1999. We incurred net losses of $2.8 million for our fiscal year ended March 31, 1999 and $594,000 for the nine months ended December 31, 1999. Our accumulated deficit at June 30, 2000 was $32.1 million. Although our revenues have grown in recent quarters, and profits in the quarters ended December 31, 1999 and March 31, 2000 were sufficient to make the fiscal year ended March 31, 2000 profitable, and we were profitable for the quarter ended June 30, 2000, we cannot assure you that we will be able to sustain revenue growth and profitability.

OUR OPERATING RESULTS MAY FLUCTUATE SIGNIFICANTLY BECAUSE OF A NUMBER OF FACTORS, MANY OF WHICH ARE BEYOND OUR CONTROL.

     Our operating results may fluctuate significantly. Some of the factors that affect our quarterly and annual operating results, many of which are difficult to control or predict, are:

     - the reduction, rescheduling or cancellation of orders by customers;

     - fluctuations in the timing and amount of customer requests for product shipments;

     - fluctuations in the manufacturing output, yields and inventory levels of our suppliers;

     - changes in the mix of products that our customers purchase;

     - our ability to introduce new products on a timely basis;

     - the announcement or introduction of products by our competitors;

     - the availability of third-party assembly capacity and raw materials;

     - competitive pressures on selling prices;

     - market acceptance of our products;

     - general conditions in the computer, telecommunications, networking, and general semiconductor and passives industries; and

     - general economic conditions.

OUR MARKETS ARE SUBJECT TO RAPID TECHNOLOGICAL CHANGE AND OUR SUCCESS DEPENDS ON OUR ABILITY TO DEVELOP AND INTRODUCE NEW PRODUCTS.

     The markets for our products are characterized by:

     - rapidly changing technologies;

     - changing customer needs;

     - frequent new product introductions and enhancements;

     - increased integration with other functions; and

     - rapid product obsolescence.

     To develop new products for our target markets, we must develop, gain access to, and use leading technologies in a cost-effective and timely manner, and we must continue to expand our technical and design expertise. In addition, we must have our products designed into our customers' future products and maintain close working relationships with key customers in order to develop new products that meet their changing needs.

     Products for some applications are based on new and continually evolving industry standards. Our ability to compete will depend on our ability to identify and ensure compliance with these industry standards. As a result, we could be required to invest significant time and effort and to incur significant expense to redesign our products to ensure compliance with relevant standards.

     We may not be able to identify new product opportunities, successfully develop and bring to market new products, achieve design wins or respond effectively to new technological changes or product announcements by our competitors. In addition, we may not be successful in developing or using new technologies or in developing new products or product enhancements that achieve market acceptance. Our pursuit of necessary technological advances may require substantial time and expense. Failure in any of these areas could harm our operating results.

OUR FUTURE SUCCESS DEPENDS IN PART ON THE CONTINUED SERVICE OF OUR KEY ENGINEERING AND MANAGEMENT PERSONNEL AND OUR ABILITY TO IDENTIFY, HIRE AND RETAIN ADDITIONAL PERSONNEL.

     There is intense competition for qualified personnel in the semiconductor industry, in particular the highly skilled design, applications and test engineers involved in the development of new analog integrated circuits. Competition is especially intense in the San Francisco Bay area, where our corporate headquarters and our Milpitas factory are located, as well as in the Tempe, Arizona, area, where our other factory is located. We may not be able to continue to attract and retain engineers or other qualified personnel necessary for the development of our business or to replace engineers or other qualified personnel who may leave our employ in the future. Any growth is expected to place increased demands on our resources and will likely require the addition of additional management and engineering personnel, and the development of additional expertise by existing management personnel. Loss of the services of, or failure to recruit, key engineers or other key technical and management personnel, or key senior management, could harm our business.

THE CYCLICALITY OF THE SEMICONDUCTOR INDUSTRY COULD RESULT IN PRICING PRESSURES FOR OUR PRODUCTS THAT COULD LOWER OUR NET SALES AND OPERATING MARGINS AND HARM OUR PROFITABILITY.

     We are dependent on the semiconductor industry. The semiconductor industry in general has historically experienced significant downturns and wide fluctuations in supply and demand. The industry has also experienced significant fluctuations in anticipation of changes in general economic conditions. This has caused significant variances in product demand, production capacity and rapid erosion of average selling prices. Industry-wide fluctuations in the future could result in pricing pressure on our products and lower demand for our products that could harm our operating margins and net sales.

WE DO OUR OWN WAFER FABRICATION AND DO NOT HAVE ALTERNATE SOURCES FOR MOST OF OUR PROCESSES.

     We operate our own semiconductor and thin film wafer manufacturing facilities. While some of the processes from our Milpitas factory can be run in our Tempe facility, and vice versa, in general our processes are unique to the factory in which they are being produced. We provide these fabrication facilities with rolling forecasts of our production requirements. However, the ability of each facility to provide wafers to us is limited by the foundry's available capacity and influenced by rapid changes in mix. Accordingly, we cannot be certain that these facilities will be able to supply sufficient capacity to satisfy our requirements. In addition, much of our equipment has been utilized for a long time, and can be subject to unscheduled downtime. Other significant risks associated with our wafer manufacturing include:

     - the lack of assured wafer supply, chemicals, or other materials, and control over delivery schedules;

     - the unavailability of, or delays in obtaining access to, key process technologies;

     - the unavailability of, or delays in the ability to hire and train, sufficient manufacturing personnel;

     - the variability in manufacturing yields and productivity; and

     - the availability of spare parts and maintenance service for aging equipment.

     For example, recently we began to expand our operations in Tempe and have encountered operational problems affecting our production yields which are primarily related to the shortage of properly trained personnel in the Tempe area.

WE COULD EXPERIENCE A SUBSTANTIAL DELAY OR INTERRUPTION IN THE SHIPMENT OF OUR PRODUCTS OR AN INCREASE IN OUR COSTS DUE TO MANY REASONS, INCLUDING:

     - a sudden, unanticipated demand for our products;

     - a manufacturing disruption experienced by one or more of our wafer fabrication facilities;

     - errors in fabrication or defects in raw materials;

     - the time required, or the inability to identify or qualify alternative manufacturing sources for existing or new products in the case of disruption; or

     - failure of our suppliers to obtain the raw materials and equipment used in the production of our integrated circuits and integrated passives.

THE MARKETS IN WHICH WE PARTICIPATE ARE INTENSELY COMPETITIVE AND OUR PRODUCTS ARE NOT SOLD PURSUANT TO LONG TERM CONTRACTS.

     Our target markets are intensely competitive. Our ability to compete successfully in our target markets depends on the following factors:

     - designing new products that implement new technologies;

     - subcontracting the assembly of new products and delivering them in a timely manner;

     - product quality and reliability;

     - technical support and service;

     - timely product introduction;

     - product performance and features;

     - price;

     - end-user acceptance of our customers' products;

     - compliance with evolving standards; and

     - market acceptance of competitors' products.

     In addition, our competitors or customers may offer new products based on new technologies, industry standards or end-user or customer requirements, including products that have the potential to replace or provide lower-cost or higher-performance alternatives to our products. The introduction of new products by our competitors or customers could render our existing and future products obsolete or unmarketable. In addition, our competitors and customers may introduce products that integrate the functions performed by our integrated circuits on a single integrated circuit, or combine our integrated passives onto the integrated circuit, thus eliminating the need for our products.

     Generally, our sales are not subject to long-term contracts but rather to short-term releases of customer purchase orders, most of which are cancelable on relatively short notice. The timing of these releases for production as well as custom design work is not in our control. The percentage of revenues from turns orders (orders booked and shipped in the same quarter) has ranged from 61% in the quarter ended June 30, 1999 to as low as 41% for the quarter ended March 31, 2000, making our quarterly revenue dependent on short term orders. Because of the short life cycles involved with our customers' products, the order pattern from individual customers can be erratic with inventory accumulation and de-accumulation during phases of the life cycle for our customers' products. As a result, we may experience quarterly fluctuations in revenue and operating results and the risk of inventory write-offs.

     Because our markets are highly fragmented, we generally encounter different competitors in our various market areas. Competitors with respect to our integrated passive products include AVX/Kyocera, Beckman Industrial Corp., Intarsia, IRC, KOA-Speer, Matsushita Electronics Components, Ltd., Murata-Erie of North America, Inc., Phillips Electronics N.V. Ltd., ROHM Co., STMicroelectronics N.V., TDK Corp. of America and Vishay Intertechnology, Inc. In the semiconductor area, our competitors include ON Semiconductor Corporation, Fairchild Semiconductor Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Mitel Corporation, Motorola Semiconductor, Semtech Corporation, STMicroelectronics N.V., Telcom Semiconductor Inc. and Texas Instruments, Inc. Many of our competitors are greater than us in size and have larger financial and other resources than we do.

IF WE ARE UNABLE TO FURTHER PENETRATE THE MARKETS FOR PERSONAL COMPUTERS, TELECOMMUNICATIONS OR NETWORKING DEVICES, OR IF THESE MARKETS FAIL TO GROW AS EXPECTED, OUR REVENUES COULD STOP GROWING AND MAY DECLINE.

     A significant portion of our revenues in recent periods has been, and is expected to continue to be, derived from sales to manufacturers of personal computer, telecommunication, and networking products. In order for us to be successful, we must continue to penetrate these markets. Furthermore, if these markets fail to grow as expected, our business could be materially harmed.

WE EXPECT THAT REVENUES CURRENTLY DERIVED FROM SOME OLDER COMMUNICATIONS PRODUCTS WILL DECLINE IN FUTURE PERIODS, AND OUR BUSINESS WILL BE HARMED IF OUR OTHER PRODUCTS FAIL TO COMPENSATE FOR THIS DECLINE.

     We manufacture some older microprocessor products that are currently used in places such as India's telephone system and other telecommunications products. Since all other significant manufacturers of these products are no longer participating in these markets, our revenues have increased. However, these devices are not being designed into new systems, so the business will eventually decline. Additionally, we manufacture a family of old tone generator products, called DTMF circuits, which are used for tone recognition on analog telephone systems. As long as these communication systems are in use, there will be variations of revenue from increased usage when new functions are introduced, but the long-term business trend is most likely down. If we are unable to find replacement business for this revenue, our overall business will suffer.

OUR DEPENDENCE ON THIRD-PARTY SUBCONTRACTORS TO ASSEMBLE AND TEST OUR PRODUCTS SUBJECTS US TO A NUMBER OF RISKS, INCLUDING AN INADEQUATE SUPPLY OF PRODUCTS AND HIGHER MANUFACTURING COSTS.

     We depend on independent subcontractors for the assembly and most of the testing of our products. As a result, we face significant risks including:

     - reduced control over delivery schedules and quality;

     - the potential lack of adequate capacity during periods of excess industry demand;

     - difficulties selecting and integrating new subcontractors;

     - limited warranties on products supplied to us; and

     - potential increases in prices due to capacity shortages and other factors.

     If we fail to deliver our products on time or if the costs of our products increase, then our profitability and customer relationships could be harmed.

OUR RELIANCE UPON FOREIGN SUPPLIERS EXPOSES US TO RISKS ASSOCIATED WITH INTERNATIONAL OPERATIONS.

     We use assembly and test subcontractors in Asia, primarily in Thailand and Malaysia, for most of our products. We intend to continue transferring our testing and shipping operations to foreign subcontractors. Our dependence on these subcontractors involves the following substantial risks:

     - political and economic instability;

     - disruption to air transportation from Asia; and

     - changes in tax laws, tariffs and freight rates.

     These risks may lead to delayed product delivery or increased costs, which would harm our profitability and customer relationships. In addition, we maintain significant inventory of die at our foreign subcontractors that could be at risk.

     We also "drop-ship" product from these foreign subcontractors to customers. This practice has the effect of both saving freight charges and reducing the delivery cycle time. However, drop-shipping increases our exposure to disruptions in operations not under our direct control and has required us to enhance our computer and information systems to coordinate this remote activity.

OUR DEPENDENCE ON A LIMITED NUMBER OF SUBCONTRACTORS MAY EXPOSE US TO AN INCREASED RISK OF MANUFACTURING DISRUPTION OR UNCONTROLLED PRICE CHANGES.

     Due to the volume of our products, we believe it is impractical for us to spread our use of subcontractors over more than a few suppliers without significant increases in our costs. Although to date we have not experienced any material disruptions with respect to our subcontractors, if the operations of one or more of our subcontractors should be disrupted, our business may be adversely impacted. In addition, the volatility of the semiconductor industry has occasionally resulted in shortages of subcontractor capacity and other disruption of supplies. We may not be able to find sufficient subcontractors at a reasonable price or at all if such disruptions occur.

OUR RELIANCE ON FOREIGN CUSTOMERS COULD CAUSE FLUCTUATIONS IN OUR OPERATING RESULTS.

     International sales accounted for 43% of net sales for fiscal year 2000, 37% for fiscal 1999 and 29% of net sales for fiscal 1998. International sales may account for an increasing portion of our revenues, which would subject us to the following risks:

     - changes in regulatory requirements;

     - tariffs and other barriers;

     - timing and availability of export licenses;

     - political and economic instability;

     - difficulties in accounts receivable collections;

     - difficulties in staffing and managing foreign subsidiary and branch operations;

     - difficulties in managing distributors;

     - difficulties in obtaining governmental approvals for certain products;

     - limited intellectual property protection;

     - foreign currency exchange fluctuations;

     - the burden of complying with and the risk of violating a wide variety of complex foreign laws and treaties; and

     - potentially adverse tax consequences.

     In addition, because sales of our products have been denominated to date in United States dollars, increases in the value of the United States dollar could increase the relative price of our products so that they become more expensive to customers in the local currency of a particular country. Furthermore, because some of our customer purchase orders and agreements are influenced, if not governed, by foreign laws, we may be limited in our ability to enforce our rights under these agreements and to collect damages, if disputes arise.

IF OUR DISTRIBUTORS OR SALES REPRESENTATIVES EXPERIENCE FINANCIAL DIFFICULTY OR OTHERWISE ARE UNWILLING TO PROMOTE OUR PRODUCTS, OUR BUSINESS COULD BE HARMED.

     We sell many of our products through distributors and sales representatives. Our distributors and sales representatives could reduce or discontinue sales of our products or may sell our competitors' products. They may not devote the resources necessary to sell our products in the volumes and within the time frames that we expect. In addition, we depend upon the continued viability and financial resources of these distributors and sales representatives, some of which are small organizations with limited working capital. These distributors and sales representatives, in turn, depend substantially on general economic conditions and conditions within the electronics industry. We believe that our success will continue to depend upon these distributors and sales representatives. If our distributor Arrow Electronics, Inc., in particular, or some of our other distributors and sales representatives experience financial difficulties, or otherwise become unable or unwilling to promote and sell our products, our business could be harmed. In fiscal 2000, Arrow Electronics, Inc. accounted for approximately 17% of our net product sales.

MANY OF OUR PRODUCTS HAVE LONG, HIGH-RISK SALES CYCLES THAT EXPOSE US TO THE POSSIBILITY OF DELAYED RETURN, OR COMPLETE LOSS OF OUR RESEARCH AND DEVELOPMENT INVESTMENT.

     Due to the nature of our products, we not only have a long design-in cycle, but many of the design wins risk replacement with other competing components until the time the system is released to manufacturing. It typically takes us more than 12 months to realize volume shipments after we first achieve a design win with a customer. We first work with customers to achieve a design win, which may take nine months or longer. Our customers then complete the design, testing and evaluation process and begin to ramp up production, a period which typically lasts an additional three months or longer. At any point during this time, we may lose the design. As a result, a significant period of time may elapse between our research and development efforts and our realization of revenue, if any, from volume purchasing of our products by our customers.

DUE TO THE VOLATILITY OF DEMAND FOR OUR PRODUCTS, OUR INVENTORY MAY FROM TIME-TO-TIME BE IN EXCESS OF OUR NEEDS, WHICH COULD CAUSE WRITE-DOWNS OF OUR INVENTORY.

     Generally our products are sold pursuant to short-term releases of customer purchase orders and some orders must be filled on an expedited basis. In addition, many of our products are specific to individual customers. We typically plan our production and inventory levels based on internal forecasts of customer demand, which is highly unpredictable and can fluctuate substantially. Therefore, we often order materials and at least partially fabricate product in anticipation of customer requirements. In order to achieve level line loading and efficiencies in manufacturing, we may also order and process materials in advance of anticipated customer demand.

     In the last two years, there has been a trend toward vendor-managed inventory among some large customers. In such situations, we do not recognize either revenue or bookings until such time as the customer withdraws inventory from stock. This imposes the burden upon us of carrying additional inventory that is on customer premises.

     We value our inventories on a part-by-part basis to appropriately consider excess inventory levels and obsolete inventory based on backlog and demand, and to consider reductions in sales price. However, due to the volatility of demand, and the fact that many of our products are specific to individual customers, backlog is subject to revisions and cancellations and anticipated demand is constantly changing, which may result in adjustments to inventory valuations in the future.

IF WE ARE UNABLE TO MAINTAIN OUR PRESENT FOUNDRY RELATIONSHIP WITH THE SIPEX CORPORATION, OR IF THEIR USE OF OUR CAPABILITIES WERE TO DECLINE, OUR REVENUES WOULD BE IMPACTED.

     In the last three fiscal years we have derived approximately 2.5% to 5.0% of our revenue from foundry business with the Sipex Corporation. In the last year, Sipex built its own facility. It is likely that Sipex will attempt to install the process we run for them in their own facility. If that happens, we will likely lose this business. We may not be able to find replacement foundry business at that time or in the future.

OUR BACKLOG MAY NOT RESULT IN FUTURE REVENUE.

     Due to possible customer changes in delivery schedules and cancellations of orders, our backlog at any particular point in time is not necessarily indicative of actual sales for any succeeding period. A reduction of backlog during any particular period, or the failure of our backlog to result in future revenue, could harm our business.

OUR OPERATING EXPENSES ARE RELATIVELY FIXED. THEREFORE, WE HAVE LIMITED ABILITY TO REDUCE EXPENSES QUICKLY IN RESPONSE TO ANY REVENUE SHORTFALLS.

     Our operating expenses are relatively fixed, and therefore, we have limited ability to reduce expenses quickly in response to any revenue shortfalls. Consequently, our operating results will be harmed if our revenues do not meet our projections. We may experience revenue shortfalls for the following reasons:

     - significant pricing pressures that occur because of declines in average selling prices over the life of a product;

     - sudden shortages of raw materials or fabrication, test or assembly capacity constraints that lead our suppliers to allocate available supplies or capacity to other customers and, in turn, harm our ability to meet our sales obligations; and

     - reduction, rescheduling or cancellation of customer orders.

WE MAY, IN THE FUTURE, MAKE ACQUISITIONS THAT WILL INVOLVE NUMEROUS RISKS. WE CANNOT ASSURE YOU THAT WE WILL BE ABLE TO ADDRESS THESE RISKS SUCCESSFULLY WITHOUT SUBSTANTIAL EXPENSE, DELAY OR OTHER OPERATIONAL OR FINANCIAL PROBLEMS.

     The risks involved with acquisitions include:

     - diversion of management's attention;

     - failure to retain key personnel;

     - amortization of acquired intangible assets;

     - customer dissatisfaction or performance problems with an acquired company;

     - the cost associated with acquisitions and the integration of acquired operations; and

     - assumption of known or unknown liabilities or other unanticipated events or circumstances.

     We may not be able to address these risks successfully without substantial expense, delay or other operational or financial problems.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY RIGHTS ADEQUATELY.

     Our ability to compete is affected by our ability to protect our intellectual property rights. We rely on a combination of patents, trademarks, copyrights, mask work registrations, trade secrets, confidentiality procedures and non-disclosure and licensing arrangements to protect our intellectual property rights. Despite these efforts, the steps we take to protect our proprietary information may not be adequate to prevent misappropriation of our technology, and our competitors may independently develop technology that is substantially similar or superior to our technology.

     More specifically, our pending patent applications or any future applications may not be approved, and any issued patents may not provide us with competitive advantages and may be challenged by third parties. If challenged, our patents may be found to be invalid or unenforceable, and the patents of others may have an adverse effect on our ability to do business. Furthermore, others may independently develop similar products or processes, duplicate our products or processes, or design around any patents that may be issued to us.

WE COULD BE HARMED BY LITIGATION INVOLVING PATENTS AND OTHER INTELLECTUAL PROPERTY RIGHTS.

     As a general matter, the semiconductor and related industries are characterized by substantial litigation regarding patent and other intellectual property rights. We may be accused of infringing the intellectual property rights of third parties. Furthermore, we may have certain indemnification obligations to customers with respect to the infringement of third-party intellectual property rights by our products. Infringement claims by third parties or claims for indemnification by customers or end users of our products resulting from infringement claims may be asserted in the future and such assertions, if proven to be true, may harm our business.

     Any litigation relating to the intellectual property rights of third parties, whether or not determined in our favor or settled by us, would at a minimum be costly and could divert the efforts and attention of our management and technical personnel. In the event of any adverse ruling in any such litigation, we could be required to pay substantial damages, cease the manufacturing, use and sale of infringing products, discontinue the use of certain processes or obtain a license under the intellectual property rights of the third party claiming infringement. A license might not be available on reasonable terms, or at all.

EARTHQUAKES, OTHER NATURAL DISASTERS AND POWER SHORTAGES OR INTERRUPTIONS MAY DAMAGE OUR BUSINESS.

     Our Milpitas facility, including our corporate headquarters, is located in California near major earthquake faults that have experienced earthquakes in the past. In addition, some of our suppliers are located near fault lines. In the event of a major earthquake or other natural disaster near our headquarters, our operations could be harmed. Similarly, a major earthquake or other natural disaster near one or more of our major suppliers, like the one that occurred in Taiwan in September 1999, could disrupt the operations of those suppliers, which could limit the supply of our products and harm our business.

     Additionally, our facility in Tempe, Arizona is located in a desert region of the southwestern United States. Disruption of water supplies or other infrastructure support could limit the supply of our products and harm our business.

     We have occasionally experienced power interruptions at our Tempe facility and the risk of power shortages in California and Arizona have been reported. Although we have not experienced any material disruption to our business to date, we cannot assure you that if power interruptions or shortages occur in the future, they will not adversely affect our business.

OUR STOCK PRICE MAY CONTINUE TO BE VOLATILE.

     The market price of our common stock has fluctuated significantly to date. In the future, the market price of our common stock could be subject to significant fluctuations due to general economic and market conditions and in response to other factors, including:

     - variations in our anticipated or actual operating results;

     - announcements or introductions of new products;

     - technological innovations or setbacks by us or our competitors;

     - conditions in the semiconductor and passive components markets;

     - the commencement of litigation;

     - changes in estimates of our performance by securities analysts; and

     - announcements of merger or acquisition transactions.

     In addition, the stock market in recent years has experienced extreme price and volume fluctuations that have affected the market prices of many high technology companies, particularly semiconductor companies, that have often been unrelated or disproportionate to the operating performance of companies. These fluctuations, as well as general economic and market conditions may harm the market price of our common stock.

THE ANTI-TAKEOVER PROVISION OF OUR CERTIFICATE OF INCORPORATION AND OF THE CALIFORNIA GENERAL CORPORATION LAW MAY DELAY, DEFER OR PREVENT A CHANGE OF CONTROL.

     Our board of directors has the authority to issue up to 10,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges and restrictions, including voting rights of those shares without any further vote or action by our shareholders. The rights of the holders of common stock will be subject to, and may be harmed by, the rights of the holders of any shares of preferred stock that may be issued in the future. The issuance of preferred stock may delay, defer or prevent a change in control. The terms of the preferred stock that might be issued could potentially make more difficult or expensive our consummation of any merger, reorganization, sale of substantially all of our assets, liquidation or other extraordinary corporate transaction. California General Corporation Law requires an affirmative vote of all classes of stock voting independently in order to approve a change in control. In addition, the issuance of preferred stock could have a dilutive effect on our shareholders. Further, our shareholders must give 30 days advance notice prior to the relevant meeting to nominate a candidate for director or present a proposal to our shareholders at a meeting. These notice requirements could inhibit a takeover by delaying shareholder action. The California General Corporation Law also restricts business combinations with some shareholders once the shareholder acquires 15% or more of our common stock.

THERE MAY BE A SUBSTANTIAL DISBURSEMENT OF SHARES FROM THE FORMER CHAIRMAN OF CALIFORNIA MICRO DEVICES THAT COULD NEGATIVELY IMPACT THE STOCK PRICE.

     Chan Desaigoudar, the former Chairman of California Micro Devices still controls approximately 1,700,000 shares of our stock. He may sell some or all of that stock at any time. However, he is currently subject to a preliminary injunction that was put in place in May 1996 that would require any proceeds from the sale of up to 1,500,000 of his shares of our stock to be held in escrow pending the outcome of certain litigation. We do not know what effect the sale of some or all of these shares may have on the price of our stock.

OUR FAILURE TO COMPLY WITH ENVIRONMENTAL REGULATIONS COULD RESULT IN SUBSTANTIAL LIABILITY TO US.

     We are subject to a variety of federal, state and local laws, rules and regulations relating to the protection of health and the environment. These include laws, rules and regulations governing the use, storage, discharge, release, treatment and disposal of hazardous chemicals during and after manufacturing, research and development and sales demonstrations, as well as the maintenance of healthy and environmentally sound conditions within our facilities. If we fail to comply with present or future regulations, we could be subject to substantial liability for clean up efforts, property damage, personal injury and fines or suspension or cessation of our operations. Restrictions on our ability to expand or continue to operate our present locations could be imposed upon us or we could be required to acquire costly remediation equipment or incur other significant expenses.

ISSUANCE OF NEW LAWS OR ACCOUNTING REGULATIONS, OR REINTERPRETATION OF EXISTING LAWS OR REGULATIONS, COULD MATERIALLY IMPACT OUR BUSINESS OR STATED RESULTS.

     From time to time, the government, courts and financial accounting boards issue new laws or accounting regulations, or modify or reinterpret existing ones. We cannot guarantee that there will not be future changes in laws, interpretations or regulations that would affect our financial results or the way in which we present them. Additionally, changes in the laws or regulations could have adverse effects on hiring and many other aspects of our business that would affect our ability to compete, both domestically and internationally.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     Some of the statements in this prospectus or incorporated by reference are forward-looking, including, without limitation, the statements under the captions "Prospectus Summary," "Risk Factors," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business." You can identify these statements by the use of words like "may," "will," "could," "continue" and variations of these words or comparable words. Forward-looking statements do not guarantee future performance and involve risks and uncertainties. Actual results may differ substantially from the results that the forward-looking statements suggest for various reasons, including those discussed under "Risk Factors." These forward looking statements are made only as of the date of this prospectus. We do not undertake to update or revise the forward looking statements, whether as a result of new information, future events or otherwise.

                                USE OF PROCEEDS


     We will receive estimated net proceeds of approximately $30.4 million from the sale of 1,500,000 shares of common stock in this offering, after deducting underwriting discount and estimated offering expenses, and assuming a public offering price of $21.81 per share. We expect to use the net proceeds of this offering to:


     - repay our outstanding industrial revenue bonds (approximately $7.0 million principal and accrued interest through June 30, 2000); and

     - provide funds for general corporate purposes, including capital expenditures and possible acquisitions.


     Our outstanding industrial revenue bonds accrue interest at 10.5% per annum, are due at various dates through March 1, 2018 and can be prepaid without penalty.


     Pending use of the net proceeds as described above, we will invest the net proceeds in investment grade, marketable securities.

                          PRICE RANGE OF COMMON STOCK

     Our common stock is traded on the Nasdaq National Market under the symbol "CAMD." The following table sets forth for the quarters indicated the high and low per share closing sales prices as reported by the Nasdaq National Market.


                                                            HIGH        LOW
                                                           -------    -------
FISCAL 1999
First Quarter............................................  $ 6.375    $ 4.375
Second Quarter...........................................    4.063      1.875
Third Quarter............................................    3.000      1.625
Fourth Quarter...........................................    3.313      2.250

FISCAL 2000
First Quarter............................................    2.688      1.875
Second Quarter...........................................    5.688      2.125
Third Quarter............................................   13.375      4.000
Fourth Quarter...........................................   33.875     12.938

FISCAL 2001
First Quarter............................................   32.250     12.750
Second Quarter (through September 7, 2000)...............   30.375     21.375



     The last reported sale price of our common stock on the Nasdaq National Market on September 7, 2000 was $21.81 per share. As of June 30, 2000, there were approximately 1,065 shareholders of record of our common stock.

                                DIVIDEND POLICY

     We have not declared or paid any dividends. We do not intend to pay cash dividends in the foreseeable future. Furthermore, certain debt covenants restrict us from paying cash dividends.

                                 CAPITALIZATION


     The following table sets forth our actual cash and cash equivalents and capitalization as of June 30, 2000, and as adjusted to give effect to our sale and issuance of 1,500,000 shares of common stock in this offering at an assumed public offering price of $21.81 per share and the application of the associated net proceeds. This table should be read in conjunction with "Selected Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our financial statements and notes appearing elsewhere in this prospectus supplement or incorporated by reference herein.



                                                                 JUNE 30, 2000(1)
                                                              -----------------------
                                                               ACTUAL     AS ADJUSTED
                                                              --------    -----------
                                                                  (IN THOUSANDS)
Cash, cash equivalents and short-term investments...........  $  7,469     $ 31,984
                                                              ========     ========
Restricted cash.............................................  $  1,126     $     --
                                                              ========     ========
Debt obligations, including current portion(2)..............  $  9,795     $  2,750
Shareholders' equity:
  Common stock, no par value; authorized 25,000,000; issued
     and outstanding 11,146,478 actual and 12,646,478 as
     adjusted...............................................    56,741       87,175
  Preferred stock, no par value; authorized 10,000,000; none
     issued and outstanding.................................        --           --
  Accumulated deficit.......................................   (32,061)     (32,061)
  Accumulated other comprehensive income....................        18           18
                                                              --------     --------
     Total shareholders' equity.............................    24,698       55,132
                                                              --------     --------
     Total capitalization...................................  $ 34,493     $ 57,882
                                                              ========     ========


-------------------------
(1) The actual and as adjusted information set forth in the table excludes 1,869,205 shares of common stock issuable upon exercise of options outstanding as of June 30, 2000 at a weighted average exercise price of $4.61 per share, 61,102 shares of common stock available for future grants under our stock option plans and 353,699 shares available under our employee stock purchase plan. In August 2000, an additional 550,000 shares of common stock were made available for future grants under our stock option plans.

(2) Includes capitalized leases.

                            SELECTED FINANCIAL DATA

     The selected financial data as of March 31, 1999 and 2000 and for our fiscal years ended March 31, 1998, 1999, and 2000 are derived from our audited financial statements and should be read in conjunction with the audited financial statements and notes appearing elsewhere in this prospectus and incorporated by reference herein. The selected financial data as of March 31, 1996, 1997 and 1998 and June 30, 1999, and for the fiscal years ended March 31, 1996 and 1997 are derived from our audited financial statements which are not included in this prospectus. The selected data as of June 30, 2000 and for the fiscal three months ended June 30, 2000 are derived from our unaudited financial statements and notes appearing elsewhere in this prospectus and incorporated by reference herein. In the opinion of management, the accompanying unaudited condensed financial statements contain all adjustments (consisting of only normal recurring adjustments) necessary to present fairly our financial position as of June 30, 2000, results of operations for the three-month periods ended June 30, 1999 and 2000, and cash flows for the three-month periods ended June 30, 1999 and 2000. Results for the quarter are not necessarily indicative of fiscal year results.

                                                                                                         THREE
                                                                                                      MONTHS ENDED
                                                          FISCAL YEAR ENDED MARCH 31,                   JUNE 30,
                                                -----------------------------------------------    ------------------
                                                 1996      1997      1998      1999      2000       1999       2000
                                                -------   -------   -------   -------   -------    -------    -------
                                                                (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
  Revenues...................................   $39,882   $32,936   $33,043   $33,617   $43,763    $8,517     $14,876
  Cost of sales..............................    22,430    21,255    24,701    24,730    29,571     6,209       9,600
                                                -------   -------   -------   -------   -------    -------    -------
    Gross profit.............................    17,452    11,681     8,342     8,887    14,192     2,308       5,276
  Research and development expense...........     3,417     4,180     3,017     3,685     3,366       959         810
  Selling, marketing and administrative
    expense..................................    10,573     7,412     7,900     7,300     9,723     2,117       2,806
                                                -------   -------   -------   -------   -------    -------    -------
    Operating income (loss)..................     3,462        89    (2,575)   (2,098)    1,103      (768)      1,660
  Interest expense...........................     1,100       739       941       892       890       230         236
  Interest (income) and other, net...........    (2,757)   (1,354)     (511)     (219)     (419)      (53)        (73)
                                                -------   -------   -------   -------   -------    -------    -------
  Income (loss) before income taxes..........     5,119       704    (3,005)   (2,771)      632      (945)      1,497
  Provision for income taxes.................        --        --        --        --        --        --          30
                                                -------   -------   -------   -------   -------    -------    -------
    Net income (loss)........................   $ 5,119   $   704   $(3,005)  $(2,771)  $   632    $ (945)    $ 1,467
                                                =======   =======   =======   =======   =======    =======    =======
  Net income (loss) per common share:
    Basic....................................   $  0.51   $  0.07   $ (0.30)  $ (0.28)  $  0.06    $(0.09)    $  0.13
    Diluted..................................   $  0.48   $  0.07   $ (0.30)  $ (0.28)  $  0.05    $(0.09)    $  0.12
  Weighted average common shares outstanding:
    Basic....................................    10,035    10,234     9,971    10,017    10,324    10,117      11,104
    Diluted..................................    10,645    10,549     9,971    10,017    11,642    10,117      12,523

                                                                   MARCH 31,                            JUNE 30,
                                                -----------------------------------------------    ------------------
                                                 1996      1997      1998      1999      2000       1999       2000
                                                -------   -------   -------   -------   -------    -------    -------
                                                                           (IN THOUSANDS)
BALANCE SHEET DATA:
  Cash, cash equivalents and short term
    investments..............................   $22,150   $ 6,810   $ 5,590   $ 4,933   $ 6,559    $3,735     $ 7,469
  Working capital............................    23,493    14,274    13,547    12,382    18,417    11,835      19,860
  Total assets...............................    44,928    38,270    35,994    33,644    39,086    32,684      40,944
  Total liabilities..........................    18,578    14,690    14,367    14,474    16,126    14,335      16,246
  Shareholders' equity.......................    26,350    23,580    21,627    19,170    22,960    18,349      24,698

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

OVERVIEW

     We are a leading supplier of thin film integrated passive devices and complementary analog semiconductors. We focus our expertise on providing high volume, cost effective, standard and custom solutions for computer systems and peripherals, high performance networking, and the mobile communications and telecommunications infrastructure markets.

     In 1995, we began to emphasize using our semiconductor technology to enhance the functionality of thin film passive devices, where practical. We call these "P/Active" circuits, the mark being the contraction of the words "Passive" and "Active." In late 1997, we also began to develop new semiconductor products with an emphasis on using the thin film passive technology to enhance the semiconductor functionality when advantageous.

     In early 1997, we revised our marketing strategy for the thin film integrated passives. Historically, the majority of this business consisted of relatively low volume, high priced, custom products. In order to access the much larger, standard products market, we adopted a strategy of very aggressive pricing to penetrate these opportunities. From 1997 through the first half of 1999, this had the effect of significantly lowering gross margins, at the same time that we were making major investments in research and development and marketing. The resulting losses were anticipated at the time of the decision, although the time to recovery was lengthened by a long downturn in both the passive components and semiconductor industries. Fundamental to this strategy was the knowledge that our wafer fabrication areas were significantly underutilized, and that we could generate strong gross margin and profit growth, even with aggressive pricing, if we could achieve sufficient unit volume to absorb the large fixed cost base. By the end of calendar year 1999, unit volume increases were outpacing any further price declines, revenue was growing significantly, and we had regained profitability.

     We recognize revenue from product sales to OEMs and contract manufacturers upon shipment. We generally recognize revenue on shipments to distributors upon the final sales by the distributor to OEMs or other end users.

     Our cost of sales consists of materials, services, personnel, machinery and equipment and other costs associated with the operation of our two U.S. wafer fabrication facilities and the cost of assembly, packaging, and testing of most of our products by subcontractors in Asia.

     Our research and development expenses consist primarily of salaries and related expense of design engineers and other technical personnel and costs of experiments with materials and processes. Research and development costs are expensed as incurred. Selling, marketing and administrative expenses consist primarily of salaries and related expenses, commission expenses, advertising, travel and professional services. Advertising is expensed as incurred.

     In the following discussion, fiscal 1998, 1999, 2000 refer to the twelve-month periods ended March 31, 1998, 1999 and 2000, respectively.

RESULTS OF OPERATIONS

     The following table sets forth, as a percentage of total revenues, certain statement of operations data:

                                                                                       THREE MONTHS
                                                      FISCAL YEAR ENDED MARCH 31,     ENDED JUNE 30,
                                                     -----------------------------    --------------
                                                      1998       1999       2000      1999     2000
                                                     -------    -------    -------    -----    -----
Revenues...........................................   100.0%     100.0%     100.0%    100.0%   100.0%
Cost of sales......................................    74.8       73.6       67.6      72.9     64.5
                                                      -----      -----      -----     -----    -----
Gross profit.......................................    25.2       26.4       32.4      27.1     35.5
Research and development expense...................     9.1       10.9        7.7      11.3      5.4
Selling, marketing and administrative expense......    23.9       21.7       22.2      24.8     18.9
                                                      -----      -----      -----     -----    -----
Operating income (loss)............................    (7.8)      (6.2)       2.5      (9.0)    11.2
Interest expense...................................     2.8        2.7        2.0       2.7      1.6
Interest (income) and other, net...................    (1.5)      (0.7)      (0.9)     (0.6)    (0.5)
                                                      -----      -----      -----     -----    -----
Income (loss) before income taxes..................    (9.1)%     (8.2)%      1.4%    (11.1)%   10.1%
                                                      =====      =====      =====     =====    =====

RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED JUNE 30, 2000 AND 1999

     Product sales for the quarter ended June 30, 2000, increased by $6,359,000 or 75%, compared to the quarter ended June 30, 1999, with the largest component of the increase being in products for the networking market. Unit shipments increased 99% to 28.9 million units in the June 30, 2000 quarter compared to
14.6 million units in the year-earlier quarter. The increase in product sales was primarily due to increased sales of new products. Sales of our new products (products introduced within the past three years) increased by 97% in dollars and 132% in units in the quarter ended June 30, 2000 as compared to the year-earlier quarter. Thin film products accounted for 65% of dollar sales and 68% of units shipped for the quarter ended June 30, 2000 as compared to 64% of dollar sales and 72% of units shipped the year-earlier quarter. The decline in percentage of thin film units shipped was primarily due to increased mix of single chip products, and lower mix of dual chip products for solving the need for parallel port filtering, termination and electrostatic discharge protection. In total the number of parallel port solutions shipped increased by 92% in the quarter ended June 30, 2000 as compared to the year-earlier period.

     Gross margins increased to 35.5% in the June 30, 2000 quarter compared to 27.1% in the year-earlier period due to increased sales and manufacturing efficiencies. Increased unit volume provides us with better capacity utilization and pricing leverage with our assembly subcontractors.

     Research and development expense was $810,000 and $959,000 for the three months ended June 30, 2000 and 1999, respectively. The decrease in research and development expense was due to lower materials costs as the focus of research and development was more on product development than on process development compared to the year-earlier period. Decreased material costs were slightly offset by increased expenditures for personnel.

     Selling, marketing and administrative expenses were $2,806,000 and $2,117,000 for the three months ended June 30, 2000 and 1999, respectively. The increase in the fiscal 2001 quarter is primarily due to increased commissions, increased personnel costs, and increased promotional activities, including expansion of our presence in the Far East and Europe.

     As a result of the factors discussed above, operating income for the three months ended June 30, 2000, was $1,660,000 compared to an operating loss of $768,000 in the year-earlier period.

     Other expense, net for the three months ended June 30, 2000 and 1999, was $163,000 and $177,000, respectively, as higher interest income in the fiscal 2001 period was offset by the decease in the market value of investments related to our executive deferred compensation program. This was offset in operating income as a non-cash reduction in compensation expense.

     Income tax expense of $30,000 for the three months ended June 30, 2000 is a provision for estimated corporate alternative minimum taxes, which are not covered by our tax loss carry forward. No income taxes were accrued for the three months ended June 30, 1999, due to the availability of tax loss carry forwards.

RESULTS OF OPERATIONS FOR THE THREE FISCAL YEARS ENDED MARCH 31, 2000, 1999, AND 1998

     Product sales for fiscal 2000 totaled $43.8 million compared to $33.6 million in fiscal 1999 and $32.5 million in fiscal 1998. The 30% increase in product sales for fiscal 2000 over 1999 was due primarily to increased sales of new products, with the majority of the increase being in products for the networking and telecommunications markets. Units shipped increased 53% in fiscal 2000 compared to the year-earlier period. Sales of new products (products introduced within the past three years) for fiscal 2000 increased by 96% in dollars and 119% in units as compared to the year-earlier period. Thin film integrated devices represented 69% of product sales and 73% of unit shipments for fiscal 2000 as compared to 69% of product sales and 82% of units shipped in fiscal 1999. In total the number of thin film parallel port solutions shipped increased by 21% in fiscal 2000 as compared fiscal 1999, but the number of units shipped declined due to increased mix of single chip and lower mix of two chip parallel port solutions. The 3% increase in product sales for fiscal 1999 over fiscal 1998 reflects primarily the increase in unit sales of our new P/Active family of products (introduced in calendar 1997), partially offset by a decline in demand for some of the older semiconductor products. Thin film products, including P/Active, accounted for approximately 69% of product sales and 82% of units shipped in fiscal 1999 compared to 66% of product sales and 79% of units shipped in fiscal 1998.

     Technology related revenues, consisting of cost-sharing payments by Hitachi Metals Ltd. related to joint process and product development projects, were $569,000 in fiscal 1998. There were no cost-sharing payments by Hitachi Metals in fiscal 1999 and fiscal 2000 and we expect no further revenue from Hitachi Metals for joint research and development in the future.

     Gross margins increased from 25.2% in fiscal 1998, to 26.4% in fiscal 1999 and 32.4% in fiscal 2000 due to increased sales and manufacturing efficiencies.

     Research and development expenses were $3.4 million in fiscal 2000 compared to $3.7 million in fiscal 1999 and $3.0 million in fiscal 1998. The higher level of expenditures in fiscal 1999 compared to fiscal 2000 and fiscal 1998 reflected a higher level of material costs associated with an emphasis on process development efforts.

     Selling, marketing, and administrative expenses in fiscal 2000 were $9.7 million compared to $7.3 million in fiscal 1999 and $7.9 million in 1998. The increase in fiscal 2000 is primarily due to increased commissions, increased personnel costs, which included the expansion of our presence in Europe and the Far East, and increased promotional activities. Fiscal 1999 expenses were lower than fiscal 1998 primarily due to proceeds from a legal settlement achieved in fiscal 1999.

     Interest expense was $890,000, $892,000, and $941,000, in fiscal 2000,
1999, and 1998, respectively. The decrease in interest expense in fiscal 1999 compared to fiscal 1998 primarily reflects expiration of certain capital equipment leases. Interest and other income was $419,000 in fiscal 2000 compared to $219,000 in fiscal 1999 and $511,000 in fiscal 1998. The increase in fiscal 2000 compared to fiscal 1999 was largely due to increased investment income. The decrease in fiscal 1999 as compared to fiscal 1998 is primarily due to the comparatively lower level of cash and investments period to period.

     We did not incur income tax expense in fiscal 2000 due to the availability of tax loss carryforwards, nor in fiscal 1999 and fiscal 1998 due to having net losses in those years. On March 31, 2000, we had Federal and state tax loss carryforwards of approximately $34.8 million and $6.1 million, respectively.

     As a result of the above factors, we had net income of $632,000 in fiscal 2000 compared to a net loss of $2.8 million in fiscal 1999 and a net loss of $3.0 million in fiscal 1998.

LIQUIDITY AND CAPITAL RESOURCES

     Total cash, short-term securities and investments as of June 30, 2000, were $7.5 million compared to $6.6 million on March 31, 2000. Receivables decreased to $8.6 million at June 30, 2000 compared to $8.9 million three months earlier. Receivables days sales outstanding were 52 days as of June 30, 2000 as compared to 56 days at March 31, 2000. Inventories increased slightly from the March 2000 quarter, with inventory turns improving to 3.8 turns compared to 3.5 at March 31, 2000. Capital expenditures totaled $1.6 million, reflecting our investment in new equipment to increase production and to support our production of chip scale products, which are expected to ramp up later this year. These expenditures were partially offset by additional long term debt financing.

     Total cash, short-term securities and investments as of March 31, 2000, increased to $6.6 million compared to $4.9 million on March 31, 1999. This increase was primarily attributable to the inclusion of previously restricted cash associated with our 1997 class action settlement, since the stock price guarantee included in the settlement has been met. Receivables increased by $4.4 million, which was attributable to increased product sales during the three months ended March 31, 2000. Inventories increased by $1.6 million during fiscal 2000, related to increased work-in-process to support new product introductions and increased sales of new and existing products. This was essentially offset by a $1.6 million increase in accounts payable. Other current assets increased $388,000, to $980,000 at March 31, 2000, due to increased annual insurance payments and prepayments of payroll taxes made during the fiscal year. We also received $3.2 million from the sale of common stock through our employee stock plans during fiscal 2000.

     We have a $3.0 million revolving secured line of credit agreement that expires on July 30, 2001. Under the terms of the line of credit, we can borrow at prime plus one-half percent, collateralized by eligible receivables. We have made no borrowings against this line. We also have a $1.0 million capital equipment financing facility that expires on June 30, 2003; under the terms of this facility we can borrow at prime plus 0.75%. During fiscal 2000 we borrowed $238,000 against the capital equipment financing and as of June 30, 2000 we had borrowed an additional $762,000 against this facility. On April 21, 2000 we secured an additional $500,000 capital equipment financing facility under the same terms and conditions of the original facility. The new line expires on August 3, 2003. As of June 30, 2000, we had borrowed $231,000 against this $500,000 facility. On July 27, 2000 we secured an additional $2.0 million equipment financing facility that expires on December 25, 2003. Under the terms of this facility we can borrow at prime plus 0.5%. We are in compliance with our financial covenants.

     We expect to fund our future liquidity needs through the net proceeds from this offering, existing cash balances, cash flows from operations, bank borrowings, and equipment lease and loan financing arrangements. Depending on market conditions and the results of operations, we may pursue other sources of liquidity.

     We believe we have sufficient financial resources, excluding the net proceeds from this offering, to fund our operations for at least the next 12 months.

IMPACT OF THE YEAR 2000

     The Year 2000 issue is primarily the result of computer programs using a two-digit format, as opposed to four digits, to indicate the year.

     We have experienced no material impact on our operations as a result of the transition to the Year 2000. Problems relating to the Year 2000 issue could still arise, but we do not believe that they will have a material adverse effect on our financial condition or results of operations. We consider our operations to be Year 2000 functional and ready to support its customers, however we continue to monitor our systems to watch for any potential issues in the future.

MARKET RISK

     We own financial instruments that are sensitive to market risks as part of our investment portfolio. The investment portfolio is used to preserve our cash until it is required to fund operations and capital investments. None of these market-risk sensitive instruments are held for trading purposes except for amounts related to our non-qualified deferred compensation program. We do not own derivative financial instruments in our investment portfolio. The investment portfolio contains instruments that are subject to fluctuation in interest rates.

     Our investment portfolio includes debt instruments that are primarily United Stated government bonds, high-grade corporate bonds and money market funds of less than one year in duration. These investments are subject to interest rate risk, and could decline in value if interest rates increase. Our investment portfolio also consists of certain commercial paper that is also subject to interest rate risk. Due to the short duration and conservative nature of these instruments, we do not believe that we have a material exposure to interest rate risk.

     The interest rates on nearly all of our long-term debt and capital lease obligations are fixed and therefore not subject to interest rate fluctuations.

                                    BUSINESS

INTRODUCTION

     We are a leading supplier of thin film integrated passive devices and complementary analog semiconductors. Through proprietary manufacturing processes, we integrate multiple thin film passive components onto single chips and enhance their functionality with discrete semiconductor functions to provide single chip solutions for densely populated, high performance electronic systems. Our integrated passive devices are significantly smaller and provide more functionality than competitive discrete products. Integrated passive devices replace functional clusters of discrete passive components that are used for signal filtering and termination at buses and ports, wave shaping, clock signal filtering, biasing, and other traditional discrete component functions. In some instances, our integrated passive devices also provide semiconductor functions, such as electrostatic discharge protection.

     We also offer analog semiconductor solutions that complement our integrated passive devices, providing electrostatic discharge protection for ports, smart power management functions and micro-power operational amplifiers. We use our thin film passive component technology to enhance the functionality of our semiconductor products. Additionally, we manufacture and sell an established line of telecommunications related semiconductor products.

     We focus our expertise on providing high volume, cost effective, standard and custom solutions for computer systems and peripherals, high performance networking, and the mobile communications and telecommunications infrastructure markets. Our customers include original equipment manufacturers, such as the Acer Group, Cisco Systems Inc., Guidant Corporation, Intel Corporation, ITI Limited, Nortel Networks Corporation, Samsung Electronics Co Ltd. and 3Com Corporation, and contract manufacturers, such as Celestica Inc. and Solectron Corporation.

INDUSTRY BACKGROUND

     Passive components -- principally resistors and capacitors -- are used in virtually all electronic products. Resistors impede the flow of electrical current and dissipate electrical energy as heat. They are used to divide voltage, pull-up/pull-down voltage, and terminate and control current. Capacitors store electrical charges and pass alternating current while blocking direct current. Capacitors are used to filter noise and shape waveforms. Historically, passive components have been discrete devices that perform one specific function per device. Individually and in combination, resistors and capacitors are used to filter, condition, shape, bias, terminate and improve the characteristics of the electrical signals used and transmitted by active components such as microprocessors, application specific integrated circuits, dynamic random access memories and analog integrated circuits.


     The demand for discrete and integrated passive components is being driven by both the increasing number of components per electronic system and the increasing number of systems being produced. For example, the number of passive components in a personal computer increased from a few hundred in the 486 generation of personal computers to as many as 1,000 in the Pentium III series of personal computers. Similar trends are occurring in mobile phones, where multiple bands, new functionality and higher frequencies are being incorporated, driving the number of passive components from 300 in older analog phones to as many as 600 in some current devices. According to a 1998 report by Frost & Sullivan, the worldwide market for passive components included over $5.0 billion for resistors and resistor networks and over $9.0 billion for capacitors. Integrated passive components are increasingly being used to address this market, particularly in the personal computer, networking and mobile phone segments.


     The technological progress of the semiconductor industry has been the driving force behind the electronics industry, and higher levels of integration on a single chip have been the underlying factor that has made this possible. Higher levels of integration lead to smaller products with higher performance and functionality and lower cost.

     The semiconductor industry has segmented into two major technology types -- digital circuits and analog circuits. Digital circuits are used principally in computationally intensive functions such as computing and digital signal processing. Manufacturers of digital integrated circuits operate on the leading edge of process technology (e.g. sub-micron line width) to maximize the performance and component density of their products.

     Analog circuits are more typically found in applications requiring precise voltage/power control, amplification, and other specialized functions. They are used throughout all system types, providing the power management and ancillary functions necessary for system operation. Manufacturers of analog integrated circuits are able to use lower cost manufacturing facilities with more established technology (e.g. larger line width) than digital circuit manufacturers. The analog circuit market tends to be less cyclical and less capital intensive than the digital, and is more fragmented in terms of products. This can provide greater opportunities for executing a niche strategy. The analog circuit market is large and growing, with the Semiconductor Industry Association reporting that this market is expected to increase from $19.0 billion in 1998 to $47.5 billion in 2003, representing a compound annual growth rate of 20.0%.

INDUSTRY CHALLENGES

     Some of the fastest growing segments of the electronic products markets are:

     - communications infrastructure, including fiber optic transmission;

     - wireless communications, including mobile phones;

     - networking products;

     - personal digital assistants and other portable electronic devices; and

     - personal computers and servers.

The technological advances in these market segments have allowed electronic product manufacturers to address the demands of consumers by designing products with the following characteristics:

     REDUCED SIZE AND WEIGHT. Consumer demand for smaller, more portable products has created a need to reduce the size of components used in their manufacture and minimize the required space between components. For example, laptop computers and mobile phones have continued to get smaller and lighter while the functionality of these products has increased dramatically.

     INCREASED PERFORMANCE AND FUNCTIONALITY. The increasing use of faster microprocessors in computers and higher frequencies in communication products require more passive components that can function properly at the high operating speeds. For example, the number of buses, along with their speed and width, has increased significantly from the 486 generation to the Pentium III series of personal computers, with each bus requiring passive components to terminate its transmission line. Also, as the number of clock lines that serve to transmit timing signals increased from a few in earlier personal computers to 27 in the Pentium III, additional passive components are needed for filtering, wave shaping, and termination.

     GREATER RELIABILITY. As electronic systems become a more integral part of our lives, and more systems become portable, manufacturers must provide products with greater reliability and the ability to withstand hostile environmental conditions. For example, we depend on electronic systems in almost every aspect of our day-to-day lives, including financial transactions, email, health records, the Internet, emergency response systems and mobile communications.

     ELECTROSTATIC DISCHARGE PROTECTION. As electronic systems move out of controlled environments and become more portable and user configurable, they are more susceptible to damage from electrostatic discharge caused by human handling. Protecting connectors and other surfaces where people touch sensitive electronic devices is vital to assuring long, reliable operation.

     SHORTER TIME TO MARKET. The rapid changes in technology and intense competition have shortened product life cycles dramatically and required manufacturers to seek shorter time to market. Products such as personal computers and mobile phones, which used to have life cycles of one or two years, are now replaced by newer versions as frequently as every six to nine months, requiring new products with new functions to quickly ramp into high volume production.

     LOWER TOTAL COST. Manufacturers of electronic systems are facing intense price competition and are seeking ways of lowering the overall cost of their products. Lowering the cost of electronic systems is fundamental to increasing their affordability and allowing them to be applied to new tasks, which allows more people access to better, faster technology.

     REDUCED POWER CONSUMPTION. As devices become more portable and need to operate for longer periods of time, there is an increasing need for reduced power consumption to increase battery life. In addition, as power requirements increase with enhanced system functionality and performance, power management techniques, such as powering down unused parts of systems, must be employed.

     Discrete passive components, because of their size and performance characteristics, do not effectively meet these needs of system designers.

OUR SOLUTION

     We meet the needs of electronic system manufacturers through our innovative approach of integrating thin film passive components and our patented technique of combining these integrated passive components with semiconductors. Our thin film technology allows us to combine more resistors, capacitors, diodes and other components into a single, high-density device we market under the brand name "P/Active". We also design and manufacture analog semiconductors that provide power management functions, and offer low voltage, micro power operational amplifiers that we can enhance by adding thin film passive devices. We believe our products provide the following key benefits to our customers:

     SMALLER SIZE FOR MINIATURIZATION AND PORTABILITY. Our integration of multiple passive components into a single integrated device reduces the area required for the passive components by as much as 80% compared to discrete passive components. Discrete passive components typically consume a significant part of the space in an electronic system, limiting either the ability to reduce product size or to incorporate additional features. For example, in a typical mobile phone, as much as two thirds of the printed circuit board area is consumed by passive components.

     INCREASED PERFORMANCE AT HIGHER FREQUENCIES. Our thin film technology components are designed to perform consistently at frequencies up to 3 GHz, unlike discrete passive components that behave unpredictably at today's higher frequencies, particularly in excess of 300 MHz. Our PAC RC family of filters operates properly at up to 10 times the frequency of traditional discrete components, and can suppress electromagnetic interference/radio frequency interference noise by as much as 10 times more than combinations of thick film components at very high frequencies. The operating frequency range of our integrated passive components is further extended when combined with our new chip scale packaging technology.

     IMPROVED RELIABILITY. We reduce the number of component connections through higher levels of integration, thus improving reliability and eliminating many of the problems encountered in the manufacture of printed circuit boards. These problems include solder migration, cracking and peeling, sensitivity to environmental conditions and poor solder joints that often accompany the use of numerous discrete passive components. Depending on the system, up to 40% of all system failures can be attributed to poor solder interconnections.

     IMPROVED ELECTROSTATIC DISCHARGE PROTECTION. All of our P/Active products have been designed to tolerate high levels of electrostatic discharge, and also to help protect increasingly sensitive integrated circuits. We produce a family of dedicated electrostatic discharge protection devices, some of them application specific, as well as other standard products which combine electrostatic discharge protection with passive and active functions. We continue to enhance these products to meet increasingly stringent industry requirements for electrostatic discharge protection.

     SHORTER TIME TO MARKET. We work with our customers to design application specific solutions. A number of these solutions can be standardized to meet the needs of other customers. These standardized solutions assist design engineers in their efforts to bring products to market more quickly. These solutions eliminate the need for engineers to design, layout and test their own solution using numerous discrete components. For example, our Super 1284 is a single component that combines 26 resistors, 17 capacitors, and 34 diodes to provide the complete filtering and termination functionality, in addition to the electrostatic discharge protection needed on the parallel printer port of a computer.

     LOWER TOTAL COST SOLUTIONS. We offer a lower total cost solution compared with most discrete passive component manufacturers by integrating multiple passive components into a single chip. Taking into account the per component costs of assembly, solder, testing, repair, rework and warranty, we believe a single integrated passive device offers an overall lower cost solution even though the materials cost of the discrete passive components is usually less. As noted above, our Super 1284 device replaces 77 discrete or low integration level components with a single package.

     LOWER POWER CONSUMPTION AND ENHANCED POWER MANAGEMENT. We have developed a product family combining low power CMOS technology with some passive components to address the problems associated with smart power management techniques. These techniques are used to support devices which must remain operational when major parts of a system are powered down or in a "sleep mode" to save electricity. In addition, we build small, cost effective operational amplifiers that are designed to operate in small, low power, hand held devices that must conserve battery power. All of our products use CMOS technology similar to that used in high component count VLSI, instead of the bipolar semiconductor technology which is more typically used in higher power drivers and power supplies.

OUR STRATEGY

     Our objective is to use our leadership position in the design and manufacture of integrated passive devices to capture a greater share of the market currently served by discrete passive components. We also intend to become a leading manufacturer of analog semiconductors that are complementary to our integrated passive devices. Our strategy includes the following key elements:

     LEVERAGE OUR TECHNOLOGY LEADERSHIP POSITION. We intend to continue to use our extensive thin film processing and materials expertise in combination with our semiconductor capabilities to create value added devices for our customers. In passive components, we provide higher levels of integration by using our thin film capabilities. We use our applications engineering capability and system level expertise to design products that are application specific solutions to customer problems, as opposed to providing discrete components from which customers construct their own solution. Using our ability to combine thin film passive components with semiconductors, we are developing new semiconductor products in power management, micro power amplifiers, electrostatic discharge protection, as well as custom applications. We are leveraging our success with power management products into additional products and applications where we have the opportunity to achieve a leadership position.

     FOCUS ON HIGH VOLUME SOLUTIONS. We focus on manufacturers of products in growth markets such as personal computers and servers, mobile phones and telecommunications infrastructure, networking equipment that supports the growth of the Internet and internal computer networks, high performance graphics workstations, and personal digital assistants, all of which have an increasing need for higher density and higher performance passive components. We work with customers to identify common, high volume applications or, when appropriate, design custom solutions to meet particular customer requirements. We have the ability to expand our production volumes substantially without adding significant new facilities or overhead, both in our Milpitas, California and Tempe, Arizona manufacturing facilities.

     EXPAND OUR SALES AND MARKETING EFFORTS INTERNATIONALLY AND DOMESTICALLY. We are continuing to expand both the breadth and intensity of our sales coverage. We recently added sales personnel to cover Japan, Taiwan, China, South Korea and other parts of Southeast Asia. In addition, we have added sales capabilities in Europe and increased the number of area managers in the U.S. To support our enhanced sales efforts and to define more new products, we have expanded our internal marketing capabilities.

     DEVELOP HIGHLY RESPONSIVE PRODUCT DEVELOPMENT AND PRODUCTION
CAPABILITIES. Many system designers leave decisions regarding passive components to the end of the design cycle, and they often require custom devices to meet their specific needs. As a result, we continue to invest in both development capability and inventory planning and production capabilities to allow us to respond quickly to these customers and shorten design and manufacturing cycles.

     DEVELOP STANDARD PRODUCTS TO SHORTEN CUSTOMER TIME TO MARKET. We continue to work with our existing and potential customers to identify their passive component and specialized semiconductor requirements. We use this information to provide customized solutions that often become standard products and solutions that shorten our customers' time to market.


     EDUCATE THE MARKET ON OUR VALUE PROPOSITION. We are educating the market that our thin film integrated devices are a lower total cost solution than discrete passive components when the total cost of manufacturing and support is considered. We also take an aggressive pricing approach to make our solutions more attractive in connection with certain high volume market opportunities.


OUR COMPETITIVE ADVANTAGES

     We believe that we have the following competitive advantages that enable us to implement solutions to satisfy our customers' needs:

     EXTENSIVE EXPERIENCE IN THIN FILM TECHNOLOGIES. We have extensive experience in creating thin film passive components. We have the flexibility to use many different substrates, including silicon, ceramic and glass, while our competitors are generally limited to one type of substrate. This allows us to apply the technology best suited to a given problem. We can deposit multiple different resistive materials, use different dielectric materials and add plating of different materials to address a wide variety of resistor and capacitor needs.

     EXTENSIVE EXPERIENCE IN COMBINING THIN FILM PASSIVE COMPONENTS AND SEMICONDUCTORS. We believe our in-house ability to combine thin film technology with semiconductors is unique among passive component manufacturers. Most of our competitors in the passive component area lack internal semiconductor design and manufacturing capability. While there are some semiconductor manufacturers who have limited capabilities to combine semiconductors with passive components, at present we know of none that are selling integrated thin film passive devices incorporating semiconductor functions.

     APPLICATION ENGINEERING EXPERTISE. Our application engineers define products that are application specific solutions to our customers' problems. Our goal is to be able to specify and design application specific devices that not only meet the needs of the specific customer, but may also be used to meet the needs of other customers. Traditional passive component manufacturers provide components from which customers must construct their own solution.

     CONTROL OF WAFER FABRICATION FACILITIES WITH AVAILABLE CAPACITY. We currently operate wafer fabrication facilities in Milpitas, California and Tempe, Arizona. The processes that we use to build integrated passive devices are not standard, nor are many of the processes used to build analog semiconductors. Outsourcing the required manufacturing technology can be quite difficult for our competitors. We have the capacity at our facilities to significantly increase production with additional staffing and minimal additional capital expenditures.

     INTEGRATED MANUFACTURING CAPABILITIES. We have developed in-house specialized capabilities necessary to build a broad range of integrated passive devices. These capabilities include laser trimming, noise and temperature coefficient control, testing, plating, optical inspection and chip scale bumping technologies. Our competitors generally must outsource one or more of these capabilities, raising issues of availability, cost, quality control and time to market.

PRODUCTS

     Our products consist of thin film integrated passive products and semiconductor products and generally range in price from $0.20 to $1.00 per unit, with some specialized or special purpose products priced up to $10.00 per unit.

     THIN FILM INTEGRATED PASSIVE PRODUCTS

     Our integrated passive devices are application specific, high volume standard and lower volume custom products. They represent complete solutions to the electronic problems of termination, filtering, and electrostatic discharge protection that plague many system designers. Most of the systems in our target markets include a core of highly integrated circuits, accompanied by discrete passive components, and low integration level integrated circuits or discrete semiconductors. We service the need for the integration of these companion components, which in recent years have come to dominate the size and significantly impact the cost of most systems. Our thin film product offerings fall into two categories:

     - Our P/Active family of components, called "PAC" in the table below, optimizes high frequency performance, density, reliability and other capabilities. These components are application specific passive devices targeted to solve industry standard applications or to complement the semiconductor offerings of the industry's leading chip suppliers. They take full advantage of the inherent capabilities of the silicon substrate to be used as an interconnect between devices, shield for low noise capabilities, and impedance control. They often include some semiconductor devices as part of the solution, particularly when electrostatic discharge protection is required.

     - Our Integrated Passive Electronic Component products are cost effective for customers with high volume requirements or that can take advantage of our capabilities to provide tight tolerances, low temperature coefficients, tight matching between components, or other special characteristics. These products are often custom in nature. They are typically simpler in function and easier to manufacture and are often well suited for very low cost applications.

     We also offer a variety of precision and non-precision thin film resistors and capacitors as well as combinations of those elements with and without semiconductor devices. Devices can be manufactured on a variety of different substrates. We have particular strength in the area of resistor-capacitor filters, a rapidly growing and complex segment of the integrated passive component business. We sell these products both in standard semiconductor industry packages, primarily surface mount technology, as chip scale packages, and as unpackaged die. Packaged devices currently represent the dominant portion of our business, although we expect our new chip scale packages to represent an increasing portion.

     SEMICONDUCTOR PRODUCTS

     We manufacture CMOS based analog circuits, utilizing feature sizes of 1.5 microns or greater. In fiscal 1999 and 2000, we developed and introduced four new semiconductor product families: power management solutions, operational amplifiers, electrostatic discharge protection devices, and combination devices targeted at the multiple functions on the VGA port of computers.

     - Our power management devices are single chip solutions that implement the power management techniques used in computer and network enhancements such as network interface cards, modems, and other system functions which must remain operational when major parts of systems are powered down.

     - Our operational amplifier focus is on providing extremely low power consumption products that are attractive in the portable systems markets. Operational amplifiers are used in the processing of analog electrical signals. We can integrate multiple operational amplifiers with passive components to provide higher level functions.

     - Our electrostatic discharge protection devices are typically used to protect connector interfaces and other external elements. These devices are often combined with signal termination and filtering functions.

     - We have introduced a family of products for the VGA port on personal computers. These devices combine buffer amplifiers, electrostatic discharge protection, level shifting functions, and termination and biasing resistors for handling the multiplicity of needs on the video port of computers.

     Our traditional semiconductor business includes mixed signal integrated circuits that combine digital and analog functions on a single chip. Product groups include data communications and interface families, and telecommunication dual tone multi-frequency receiver and transceiver products. These products are used in customer applications such as 10-10-XXX dialers, answering machines, portable telephones and switching systems. Additionally, we continue to manufacture the 65CXX family of microprocessors.

     PRODUCT TABLE

     The following table provides information regarding our product families by application:

----------------------------------------------------------------------------------------------------------
 APPLICATION                              PRODUCT NAME                             TYPICAL MARKETS
----------------------------------------------------------------------------------------------------------
 Filters                                  PAC 1284, PRC 1284, PRC, PACT, PAC       - Computers
                                          USB, PAC GAME, PACKBM                    - Mobile Phones
                                                                                   - Personal Digital
                                                                                     Assistants
                                                                                   - Set Top Boxes
----------------------------------------------------------------------------------------------------------
 Termination Devices                      PACDN, PACR, PRN, PACRAMBUS, PACGTL,     - Computers
                                          PACAS, PRC, PACTF, PACV                  - Base Stations
                                                                                   - Networks
----------------------------------------------------------------------------------------------------------
 Resistor Networks                        PACAC 97, PAC27A, PRN                    - Computers
                                                                                   - Automobiles
                                                                                   - Medical Devices
                                                                                   - Audio Equipment
                                                                                   - Test Equipment
                                                                                   - Power Supplies
                                                                                   - Networks
----------------------------------------------------------------------------------------------------------
 ESD Protection                           PACDN, DN, PDN, PACVGA                   - Mobile Phones
                                                                                   - Personal Digital
                                                                                     Assistants
                                                                                   - Computers
                                                                                   - Set Top Boxes
----------------------------------------------------------------------------------------------------------
 Power Management                         CMPWR, PAC27                             - Network Interface
                                                                                     Cards
                                                                                   - Modems
                                                                                   - Cable Modems
----------------------------------------------------------------------------------------------------------
 Amplifiers                               CMC7, CMAMP, AMPM                        - Audio Equipment
                                                                                   - Instrumentation
                                                                                   - Mobile Phones
----------------------------------------------------------------------------------------------------------
 Microprocessors and Peripherals          G655, G65SC                              - Telephone Switching
----------------------------------------------------------------------------------------------------------
 Dual Tone Multiple Frequency             CM8870, CM8880, CM8888, G8912            - 10-10 XXX Dialers
                                                                                   - Telephone Switching
                                                                                   - Answering Machines
                                                                                   - Caller ID
                                                                                   - Smart Phones
----------------------------------------------------------------------------------------------------------

     FOUNDRY OPERATIONS

     We participate in the foundry business, in which wafers are fabricated to customer specifications using customer designed tooling. Most of these products are built using unique processes that do not directly compete with the larger foundries in Southeast Asia and elsewhere. Our intent is to do foundry work to leverage the capacity of our facilities in Tempe, Arizona, while building our own products and establishing relationships with key partners. In fiscal 2000, our major foundry customer was Sipex Corporation, which recently announced the opening of its own facility. Sipex represented approximately 2.5% of product sales in fiscal 2000.

CUSTOMERS

     Our customers are original equipment manufacturers, contract manufacturers and distributors. In fiscal 2000, approximately 52% of our revenues came from the sale of our products directly to original equipment manufacturers and contract manufacturers. No single end use customer accounted for over 10% of net product sales. The following were our major customers for fiscal 2000 and the markets served by our customers with products into which our devices are incorporated:

              CUSTOMER                                MARKET
              --------                                ------
ACER Group                             Personal Computers
Celestica Inc.                         Contract Manufacturing
Cisco Systems Inc.                     Networks
Guidant Corporation                    Medical Devices
Intel Corporation                      Computers
ITI Limited                            Telephone Switching
Nortel Networks Corporation            Networks
Samsung Electronics Co Ltd             Mobile Phones, Computers
Solectron Corporation                  Contract Manufacturing
3Com Corporation                       Networks

     In fiscal 2000, 48% of our revenues came from the sale of our products through distributors. Arrow Electronics, Inc. and Excelpoint Systems, our two largest distributors, accounted for approximately 17% and 14% of net product sales, respectively. In fiscal 1999, no single distributor accounted for greater than 10% of net sales. In fiscal 1998, Bell Milgray Inc., a distributor, later acquired by Arrow Electronics, Inc. accounted for approximately 10% of net product sales.

SALES AND MARKETING

     We focus our marketing efforts on high growth electronics sectors, including the areas of computers and peripherals, portable communications devices and telecommunications infrastructure, and network systems. Additionally, we concentrate our efforts on major worldwide electronic system manufacturers who are considered market leaders in these segments, and where we feel we have the greatest opportunities and ability to influence the industry at large. This often involves a longer design-in cycle, but we believe it has greater long-term business potential.

     Our products are primarily specified through contact with customers' engineering departments, as well as their procurement and manufacturing personnel. Most of the systems into which our products are designed have short life cycles. As a result, we require a significant number of new design wins on an ongoing basis to maintain and grow revenue.

     We work with existing and potential customers to identify passive and specialized semiconductor component needs that our capabilities address, and seek to have customers design our solutions into their products. We facilitate these efforts by providing customized solutions as necessary to meet customer design requirements. These customized designs, and the knowledge acquired during the design process, can often be used to create standard products, which we can then offer for similar applications in other areas.

In this respect, our business style is closer to that of a semiconductor company, than that of the traditional passive component company.

     We sell through independent regional sales representatives managed by our sales force headquartered in Milpitas, California, with regional sales offices throughout the United States, Europe, and Asia. We also sell through distributors, in the United States, Asia and Europe, to provide sources of our products at locations closer to the customers. As our standard product line expands, more of our sales may be through distributors.

     There has been a distinct shift from original equipment manufacturing towards the use of contract manufacturing within our customer base, and we believe that this trend will continue. Since the end of fiscal 1998 and continuing through fiscal 2000, a contract manufacturer has been our single largest direct purchaser of product. In response to this trend, we have a separate contract manufacturing account program to further develop sales opportunities in this area.

     Foreign sales accounted for 29%, 37%, and 43% of product sales for the fiscal years ended March 31, 1998, 1999, and 2000, respectively. Many of those products were designed into United States based original equipment manufacturers and subcontracted through overseas assemblers. We use independent foreign sales representatives and distributors to provide international sales support, along with our employees based abroad. We expect that international sales will continue to represent a significant portion of our sales for the foreseeable future. Our sales are denominated in U.S. dollars.

MANUFACTURING

     Our manufacturing processes are complex, and require production in a highly controlled, clean environment suitable for fine tolerances. We currently operate wafer fabrication facilities in Milpitas, California and Tempe, Arizona that are ISO 9000 certified. Our Milpitas facility includes a 10,000 square foot clean room and primarily uses four and five inch round and 4 1/2 inch square wafers to manufacture thin film passive components. Our Tempe facility includes a 16,000 square foot clean room and is equipped for five inch wafer fabrication of both thin film passive components and semiconductor products. We use subcontractors in Asia, primarily in Thailand and Malaysia, for assembly, packaging, and testing of most of our products.

     We manufacture our products using industry standard semiconductor wafer fabrication equipment that we modify as necessary. We have historically purchased used processing equipment at significantly lower cost than new equipment, but have also purchased new equipment for some operations when it could be shown to be more cost effective or where used equipment was not available.

RESEARCH AND DEVELOPMENT

     Our research and development programs consist primarily of developing new products, processes and materials in response to identified market needs. Additionally, we redesign existing products to reduce costs and expand their capabilities and performance. On June 30, 2000, we had 33 engineers in our research and development department and process development and improvement organizations who averaged 17 years of experience.

     For the fiscal years ended March 31, 1998, 1999 and 2000, we spent $3.0 million, $3.7 million, and $3.4 million, respectively, on research and development activities.

INTELLECTUAL PROPERTY

     In the last five years, we have been granted 13 U.S. patents related to our thin film and semiconductor technologies. We have seven U.S. patent applications pending relating to specific embodiments of our proprietary resistor, capacitor, diode, process and semiconductor product technologies. We have also established domestic and international trademarks for our P/Active family of devices.

     We have acquired a non-exclusive, non-assignable license with respect to manufacturing flip chip, or "bumped" die, from Flip Chip Technologies. Under the terms of this license, we can utilize certain of Flip Chip's Ultra Chip Scale packaging technologies.

     Our policy is to apply for patent protection for our unique products and manufacturing processes where such protection is warranted. Process technologies are more often designated as trade secrets. With respect to mask works, our policy is to selectively seek copyright protection. We protect our trade secrets by having our employees sign confidentiality and non-disclosure agreements as part of our personnel policy. It is not our intention to rely solely on protection of intellectual property rights to deter competition. However, when and where appropriate, we have taken aggressive action to protect our intellectual property rights.

COMPETITION

     Competition in the passive component industry is based on a number of factors, including price, product performance, established customer relationships, manufacturing capabilities, product development and customer support. Our primary competition has come from established competitors and from pre-existing technologies. Many of our competitors have announced that they are or will be providing thin film products in addition to their traditional thick film devices. We have seen only sporadic thin film competition but continue to believe that this market will become more competitive.

     Because our markets are highly fragmented, we generally encounter different competitors in our various market areas. Competitors with respect to our integrated passive products include AVX/Kyocera, Beckman Industrial Corp., Intarsia, IRC, KOA-Speer, Matsushita Electronics Components, Ltd., Murata-Erie of North America, Inc., Phillips Electronics N.V. Ltd., ROHM Co., STMicroelectronics N.V., TDK Corp. of America and Vishay Intertechnology, Inc. In the semiconductor area, our competitors include ON Semiconductor Corporation, Fairchild Semiconductor Corporation, Linear Technology Corporation, Maxim Integrated Products, Inc., Mitel Corporation, Motorola Semiconductor, Semtech Corporation, STMicroelectronics N.V., Telcom Semiconductor Inc. and Texas Instruments, Inc.

ENVIRONMENTAL

     We are subject to a variety of federal, state and local regulations in connection with the discharge and storage of certain chemicals during our manufacturing processes. We believe that we are in compliance with all such environmental regulations. Industrial waste generated at our facilities is either processed prior to discharge or stored in barrels with double containment methods until removed by an independent contractor. We have obtained all necessary permits for such discharges and storage.

EMPLOYEES

     As of June 30, 2000, we had 305 full-time and part-time employees, including 33 in sales and marketing, 33 in engineering and research and development activities and in-process development and improvement organizations, 217 in manufacturing, and 22 in administration. None of our employees is subject to a collective bargaining agreement. We consider our relations with our employees to be good.

PROPERTIES

     We currently lease approximately 40,000 square feet of office, development and manufacturing space, including a 10,000 square foot clean room, in Milpitas, California, pursuant to an agreement that expires on June 30, 2002, that provides for a current monthly rent of $32,640 plus operating expenses. This rent amount will be increased 3% annually. We also own five acres of land and a 46,000 square foot building in Tempe, Arizona which houses a 16,000 square foot clean room, wafer fabrication, manufacturing, and engineering design center.

     We also lease approximately 24,000 square feet of space in Tempe, Arizona, which formerly housed test facilities and warehouse space. Monthly rent on the leased Tempe facilities as of March 31, 2000 was

$11,152 plus operating expenses, pursuant to an agreement that expires in March 2001. These facilities are currently being subleased through the term of the lease. The sublease revenue is expected to cover the costs of the lease.

     We estimate that our wafer fabrication capacity utilization was approximately 45% in Tempe and 35% in Milpitas at the end of the year ended March 31, 2000. Ramping up to full wafer fabrication capacity from both of these locations would require moderate additional capital expenditures as well as an ongoing replacement of aging equipment.

LEGAL PROCEEDINGS

     From August 5, 1994 through February 16, 1995, eleven purported class action complaints were filed against California Micro Devices, certain of its former officers and former independent auditors in the United States District Court for the Northern District of California. The gravamen of the allegations in these class actions was that the defendants violated Section 10(b) and Rule 10b-5 of the Securities Exchange Act of 1934 by disseminating false and misleading financial statements and reports for the fiscal years ended June 30, 1993 and 1994. The Department of Justice and the SEC also commenced investigations of certain of our former officers with respect to the allegations in the class actions.

     By court order dated May 20, 1997, the class action claims against us were settled. Our contribution towards the settlement consisted of the payment of $6 million in cash and the issuance of 608,696 new shares of the our common stock to the class. Each new share was accompanied by a Contingent Value Right (CVR), personal to the shareholder, that guaranteed the shareholder would receive the difference between $11.50 and the highest 20 day average trading price of our common stock (assuming the average price is less than $11.50) over a defined period. As of January 5, 2000 the 20-day average trading price exceeded $11.50 and the CVR was extinguished. We had put $2 million into a restricted account as a guarantee for performance under the CVR. As a result of the CVR being extinguished, this $2 million is no longer restricted and is included in cash and short-term securities as of March 31, 2000.

     We have cooperated with the Justice Department in its investigations of the former officers of California Micro Devices and with the SEC in its investigation of those former officers and us. The Justice Department has advised us that we are not currently a target or a subject of investigation. The SEC has taken the position that it is premature, at this stage in its investigation, to discuss the resolution of the investigation of us because of its continuing investigation of our former officers.

     We are a party to lawsuits, claims, investigations, and proceedings, including commercial and employment matters, which are being handled and defended in the ordinary course of business. We are not aware of any pending legal proceedings against us that, individually or in the aggregate, would have a material adverse effect on our business, operating results, or financial condition.

                                   MANAGEMENT

     Our executive officers and directors, and their ages as of August 1, 2000, are as follows:

                     NAME                       AGE                      POSITION
                     ----                       ---                      --------
Jeffrey C. Kalb(3)............................  57     President, Chief Executive Officer, Director
John E. Trewin................................  54     Vice President and Chief Financial Officer
Charles F. Bellavia...........................  53     Vice President of Marketing and Sales
Scott R. Hover-Smoot..........................  46     General Counsel and Corporate Secretary
John Jorgensen................................  52     Vice President of Engineering
Arieh Schifrin................................  62     Vice President of Operations
Wade Meyercord(3).............................  59     Chairman of the Board
Angel G. Jordan(2)............................  69     Director
J. Daniel McCranie(1).........................  56     Director
Stuart Schube(2)(3)...........................  60     Director
John L. Sprague(1)............................  70     Director
Donald L. Waite(1)(2).........................  67     Director

-------------------------
(1) Member of Compensation Committee

(2) Member of Audit Committee

(3) Member of Nominating Committee

     JEFFREY C. KALB has been President and Chief Executive Officer since December 1994. He has been a director since 1995. Mr. Kalb was President and Chief Executive Officer of MasPar Computer Corporation, a computer systems manufacturer, from 1988 to 1993. He was Vice President with Digital Equipment Corporation, a computer systems manufacturer, from 1983 to 1987.

     JOHN E. TREWIN has been Vice President and Chief Financial Officer since January 1995. He was Vice President and Chief Financial Officer of The O'Brien Corporation, a coatings manufacturer, from 1990 to 1994 and Vice President and Chief Financial Officer of Ampex Corporation, an electronics equipment and magnetic recording media manufacturer, from 1986 to 1989.

     CHARLES F. BELLAVIA has been Vice President of Marketing and Sales since April 1999. He was Vice President of Sales from November 1998 to April 1999. Mr. Bellavia was a management consultant for high technology companies from 1996 to 1998. He was Vice President, Sales and Marketing of Adaptive Logic, Inc., a semiconductor manufacturing company, from 1994 to 1996; Vice President, Sales and Marketing for IXYX Corporation, a power semiconductor company, from 1991 to 1993; and Director of Worldwide Sales for Hewlett Packard's Avantek Division (wireless equipment and devices) from 1984 to 1991.

     SCOTT R. HOVER-SMOOT has been Corporate Secretary and General Counsel since July 1994. He was Associate and Senior Associate at Berliner, Cohen, a law firm, from 1986 to 1994.

     JOHN JORGENSEN has been Vice President of Engineering since November 1995. He held several positions at National Semiconductor Corporation from 1972 to 1995, including Director of Corporate Business Development, Director of DSP Business Unit, and Director of Advanced Networks Division.

     ARIEH SCHIFRIN has been Vice President of Operations since February 1995. He was a management consultant for high technology companies from 1991 to 1995. Mr. Schifrin was Executive Vice President for Catalyst Semiconductor, a semiconductor company, from 1989 to 1991; Executive Vice President of Xicor, Inc., a semiconductor manufacturing company, from 1980 to 1989; and Operations Manager for Data General Corp., a computer company, from 1977 to 1980.

     WADE MEYERCORD is Chairman of the Board of Directors and has served on the Board of Directors since 1992. He is also President of Meyercord & Associates, a consulting company, since 1987. Mr. Meyercord is currently a Senior Vice President, Finance & Administration, and CFO of Rioport.com,

Inc., an applications service provider for music digital distribution. He was Senior Vice President of e-commerce at Diamond Multimedia Systems, Inc., a multimedia and connectivity products company from 1997 to 1999, and Chief Executive Officer of Read-Rite Corp., an electronic data storage products company, from 1984 to 1987. Mr. Meyercord is a member of the Board of Directors of MicroChip Technology, a semiconductor company.

     ANGEL G. JORDAN has been a director since 1986. He has been University Professor of Electrical & Computer Engineering and Robotics, Emeritus, at Carnegie-Mellon University since 1999, Professor of Electrical & Computer Engineering and Robotics from 1997 to 1999, Professor of Electrical & Computer Engineering from 1966 to 1997, Provost from 1983 to 1991, and Dean of Engineering from 1979 to 1983.

     J. DANIEL MCCRANIE has been a director since 1998. Since May 2000, he has been Executive Vice President of Mergers, Acquisitions and New Business Development of Cypress Semiconductor Corporation, a manufacturer and supplier of integrated circuits. Mr. McCranie was Executive Vice President of Marketing and Sales of Cypress Semiconductor Corporation from 1993 to May 2000. Mr. McCranie was Chairman and Chief Executive Officer of SEEQ Technology Incorporated, a semiconductor manufacturer, from 1989 to 1993. He joined SEEQ in 1981 as Vice President of Sales and Marketing.

     STUART SCHUBE has been a director since 1986. He has been President of Acorn Ventures, Inc., a venture capital management firm, since 1986.

     JOHN L. SPRAGUE has been a director since 1996. Prior to that time he was a director from January 1994 until July 1995. Mr. Sprague has been President of John L. Sprague Associates, a consulting company, since 1988. He was President and Chief Executive Officer of Sprague Electric Company, an electronics company, from 1981 to 1987. Mr. Sprague is a member of the board of directors for SIPEX Corporation, a manufacturer of analog power semiconductors.

     DONALD L. WAITE has been a director since 1997. He has been the Executive Vice President and Chief Administrative Officer, Seagate Technology, Inc. (manufacturer of disc drives, tape drives and storage management software) since 1995. Mr. Waite joined Seagate in 1983 as Vice President of Finance and Chief Financial Officer and became Senior Vice President, Finance in 1984. He has been a director of CVC Holdings, Inc. (deposition equipment company) since 1995.

                             PRINCIPAL SHAREHOLDERS

     As of August 15, 2000, there were 11,214,317 shares of our common stock issued and outstanding. The following table shows, as of August 15, 2000, the beneficial ownership of our common stock by:

     - owners of more than five percent of our common stock;

     - each director;

     - each executive officer; and

     - all directors and executive officers as a group.

Except as otherwise noted, the persons or entities in this table have sole voting and investment power with respect to all the shares of common stock beneficially owned by them.

                                                                                    PERCENT OWNERSHIP
                                                                                   --------------------
                                                            SHARES BENEFICIALLY     BEFORE      AFTER
                   BENEFICIAL OWNER(1)                           OWNED(2)          OFFERING    OFFERING
                   -------------------                      -------------------    --------    --------
Chan Desaigoudar..........................................       1,733,850          15.46%      13.64%
  Shorebird, #215
  101 Shell Drive
  Watsonville, CA 95076
Kern Capital Management LLC...............................       1,592,000          14.20       12.52
  114 West 47th Street, Suite 1926
  New York, NY 10036
Jeffrey C. Kalb(3)(4).....................................         461,147           4.00        3.53
John E. Trewin(3).........................................         119,237           1.06           *
Angel G. Jordan(3)(4).....................................         102,693              *           *
Wade Meyercord(3)(4)......................................         100,800              *           *
John Jorgensen(3)(4)......................................          70,610              *           *
Charles F. Bellavia(3)....................................          67,719              *           *
Arieh Schifrin(3).........................................          57,876              *           *
Stuart Schube(3)..........................................          56,666              *           *
John L. Sprague(3)(4).....................................          50,000              *           *
Scott R. Hover-Smoot(3)...................................          40,998              *           *
Donald L. Waite(3)........................................          25,748              *           *
J. Daniel McCranie(3).....................................          10,000              *           *
Directors and executive officers as a group (12
  persons)................................................       1,163,494           9.75        8.66

-------------------------
 *  Less than 1%.

(1) Based solely upon information furnished by such individuals or contained in filings made by such beneficial owners with the SEC.

(2) Includes shares subject to options exercisable within 60 days of August 15, 2000.

(3) The address of each of these individuals is 215 Topaz Street, Milpitas, California 95035.

(4) The following individuals have agreed to sell up to the number of shares indicated if the underwriters exercise their over-allotment option: Jeffrey
    C. Kalb (40,000 shares); Angel G. Jordan (10,000 shares); Wade Meyercord (5,000 shares); John Jorgensen (5,000 shares); and John L. Sprague (15,000 shares).

                          DESCRIPTION OF CAPITAL STOCK

     The following description summarizes the most important terms of our capital stock. Because it is only a summary, it does not contain all of the information that may be important to you. For a complete description, you should refer to our Articles of Incorporation and Bylaws.

     Our Articles of Incorporation authorizes us to issue 25 million shares of common stock and 10 million shares of preferred stock. No other classes of capital stock are authorized under our Articles of Incorporation.

COMMON STOCK

     Each share of common stock is entitled to one vote on all matters submitted to a vote of the shareholders. Holders of common stock may receive dividends only when our Board of Directors declares them. In certain cases, common shareholders may not receive dividends until we have satisfied our obligations to any preferred shareholders. If we liquidate, dissolve or wind-up our business, either voluntarily or not, common shareholders will share equally in the assets remaining after we pay our creditors and any preferred shareholders. The common stock has no preemptive, conversion or other subscription rights.

PREFERRED STOCK

     Our Board of Directors may issue shares of preferred stock at any time, in one or more series, without shareholder approval. The Board of Directors will determine the designation, relative rights, preferences and limitations of each series of preferred stock. If we issue preferred stock, it could delay a change in control and make it harder to remove our present management. Under certain circumstances, preferred stock could also adversely affect the voting power of common shareholders.

                                  UNDERWRITING

     Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below, for whom Needham & Company Inc., A.G. Edwards & Sons, Inc. and Punk, Ziegel & Company, L.P. are acting as representatives, have severally agreed to purchase an aggregate of 1,500,000 shares of common stock from us, at the public offering price less the underwriting discount set forth on the cover page of this prospectus, in the amounts set forth opposite their names below.

                                                              NUMBER OF
                            NAME                               SHARES
                            ----                              ---------
Needham & Company, Inc......................................
A.G. Edwards & Sons, Inc....................................
Punk, Ziegel & Company, L.P.................................
                                                              ---------
          Total.............................................  1,500,000
                                                              =========

     The Underwriting Agreement provides that the obligations of the underwriters are subject to specified conditions precedent and that the underwriters will purchase all shares of common stock offered by this prospectus if any of those shares are purchased.

     The representatives have advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price set forth on the cover page of this prospectus, and to various securities
dealers at a price less a concession of not more than $     per share. The
underwriters may allow, and those dealers may reallow, a concession of not more
than $     per share to various other dealers. After the shares of common stock are released for sale to the public, the offering price and other selling terms may from time to time be varied by the underwriters. No change in those terms shall change the amount of the proceeds we will receive, as set forth on the cover page of this prospectus. The common stock is listed on the Nasdaq National Market.

     We and certain selling shareholders have granted to the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 225,000 additional shares of common stock at the public offering price less the underwriting discount set forth on the cover page of this prospectus. The underwriters may exercise the option solely to cover over-allotments, if any, made in connection with the sale of common stock offered by this prospectus. To the extent that the underwriters exercise the over-allotment option, each underwriter will be committed, subject to specified conditions, to purchase a number of additional shares of common stock which is proportionate to that underwriter's initial commitment as set forth in the table above.

     Our executive officers and directors have agreed that, during the period beginning from the date of this prospectus and continuing to and including the date 90 days after the date of this prospectus, without the prior written consent of Needham & Company, Inc., they will not sell, contract to sell, or otherwise dispose of any shares of common stock, options to acquire common stock or securities exchangeable for or convertible into common stock, except for the shares of common stock offered in connection with this offering. We have agreed, with certain limited exceptions, not to offer, sell, contract to sell, grant any option to purchase, transfer or otherwise dispose of, any shares of common stock for a period of 90 days after the date of this prospectus.

     The representatives have informed us that they do not expect sales to accounts over which the underwriters exercise discretionary authority to exceed 5% of the total number of shares of common stock offered by them.

     We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments that the underwriters may be required to make in respect thereof.

     In connection with this offering, the underwriters and selling group members and their respective affiliates may engage in transactions that stabilize, maintain or otherwise affect the market price of our common stock. Specifically, the underwriters may over-allot in connection with this offering by selling more shares than are set forth on the cover page of this prospectus. This creates a short position in our common stock for their own account. "Covered" short sales are sales made in an amount not greater than the underwriters' option to purchase additional shares from us in the offering. The underwriters may close out any covered short position by either exercising their option to purchase additional shares or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared with the price at which they may purchase shares through the overallotment option. "Naked" short sales are any sales in excess of this option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in the offering. To stabilize the price of our common stock, the underwriters may bid for, and purchase, our common stock in the open market prior to the completion of the offering.

     The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing our common stock in this offering because the underwriters repurchase that stock in stabilizing or short covering transactions.

     Finally, the underwriters may bid for, and purchase, shares of our common stock in market making transactions.

     These activities may stabilize or maintain the market price of our common stock at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities, and may discontinue any of these activities at any time without notice. These transactions may be effected on the Nasdaq National Market, or otherwise.

     The following table summarizes the compensation we will pay to the underwriters:

                                                                    TOTAL WITHOUT       TOTAL WITH
                                                       PER SHARE    OVER-ALLOTMENT    OVER-ALLOTMENT
                                                       ---------    --------------    --------------
Underwriting discounts and commissions we will pay...
Underwriting discounts and commissions the selling
  shareholders will pay..............................

     Underwriting discounts and commissions are calculated on a percentage basis
of the offering price equal to      %. We will pay all of the expenses of the
offering, estimated to be $          , other than underwriting discounts and
commissions to be paid by the selling shareholders with respect to any shares sold by them.

                                 LEGAL MATTERS

     O'Melveny & Myers LLP, Los Angeles, California, will pass upon the validity of the shares of common stock we are offering. Heller Ehrman White & McAuliffe LLP, San Francisco, California, will pass upon certain legal matters for the underwriters.

                                    EXPERTS

     Ernst & Young LLP, independent auditors, have audited our financial statements and schedule included in our Annual Report on Form 10-K for the year ended March 31, 2000, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Additionally, we have included our financial statements at March 31, 2000 and 1999, and for each of the three years in the period ended March 31, 2000 as set forth in their report which is also included herein. Our financial statements and schedule are incorporated by reference and our financial statements are included in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our filings are available to the public over the Internet at the SEC's web site at "http://www.sec.gov." You can read and copy any document that we file with the SEC at the following SEC public reference facilities:

    Public Reference Room          New York Regional Office        Chicago Regional Office
    450 Fifth Street, N.W.           7 World Trade Center              Citicorp Center
          Room 1024                       Suite 1300               500 West Madison Street
    Washington, D.C. 20549            New York, NY 10048                  Suite 1400
                                                                      Chicago, IL 60661

     You can also obtain copies of the documents at prescribed rates by writing to the SEC's Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call 1-800-SEC-0330 for further information on the operation of the SEC's public reference facilities. You also can inspect copies of our filings at the Nasdaq Stock Market at 1735 K Street, N.W., Washington, D.C. 20006.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with the SEC. This means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus. Information that we later file with the SEC will automatically update and supersede this information.

     We incorporate by reference our Annual Report on Form 10-K for the year ended March 31, 2000, our quarterly report on Form 10-Q for the three months ended June 30, 2000, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed.

     You may request a copy of these filings, at no cost, by contacting us in writing or by telephone at the following address:

                      California Micro Devices Corporation
                                215 Topaz Street
                        Milpitas, California 95035-5430
                              Attention: Kim Kacir
                                 (408) 263-3214

     This prospectus is part of a registration statement that we filed with the SEC. This prospectus does not contain all of the information included in the registration statement. We have omitted certain parts of the registration statement in accordance with the rules and regulations of the SEC. For further information, we refer you to the registration statement, including its exhibits and schedules.

                         INDEX TO FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----
Report of Ernst & Young LLP, Independent Auditors...........  F-2
Balance Sheets at March 31, 1999 and March 31, 2000 and at
  June 30, 2000
(unaudited).................................................  F-3
Statements of Operations for the years ended March 31, 1998,
  1999 and 2000 and for the three months ended June 30, 1999 and 2000 (unaudited)......................................  F-4
Statements of Shareholders' Equity for the years ended March
  31, 1998, 1999 and 2000 and for the three months ended
  June 30, 2000 (unaudited).................................  F-5
Statements of Cash Flows for the years ended March 31, 1998,
  1999 and 2000 and for the three months ended June 30, 1999 and 2000 (unaudited)......................................  F-6
Notes to Financial Statements...............................  F-7

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Shareholders
California Micro Devices Corporation

     We have audited the accompanying balance sheets of California Micro Devices Corporation as of March 31, 2000 and 1999, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended March 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of California Micro Devices Corporation as of March 31, 2000 and 1999, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States.

                                          /s/  ERNST & YOUNG LLP

San Jose, California
April 26, 2000

                      CALIFORNIA MICRO DEVICES CORPORATION

                                 BALANCE SHEETS
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                            MARCH 31,    MARCH 31,     JUNE 30,
                                                              1999         2000          2000
                                                            ---------    ---------    -----------
                                                                                      (UNAUDITED)
ASSETS:
Current assets:
  Cash and cash equivalents...............................  $    764     $  1,490      $  2,175
  Short-term investments..................................     4,169        5,069         5,294
  Accounts receivable, less allowance for doubtful
     accounts of $224, $219 and $238, respectively........     4,471        8,875         8,558
  Inventories.............................................     8,438        9,994        10,164
  Other assets............................................       592          980         1,019
                                                            --------     --------      --------
     Total current assets.................................    18,434       26,408        27,210
  Property and equipment, net.............................    11,540       10,637        11,481
  Restricted cash.........................................     2,900          902         1,126
  Other long-term assets..................................       770        1,139         1,127
                                                            --------     --------      --------
     Total assets.........................................  $ 33,644     $ 39,086      $ 40,944
                                                            ========     ========      ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
Current liabilities:
  Accounts payable........................................  $  3,239     $  4,821      $  4,192
  Accrued salaries and benefits...........................       998        1,097         1,181
  Other accrued liabilities...............................       554          742           562
  Deferred margin on shipments to distributors............       576          516           516
  Current maturities of long-term debt....................       306          398           477
  Current maturities of capital lease obligations.........       379          417           422
                                                            --------     --------      --------
     Total current liabilities............................     6,052        7,991         7,350
  Long-term debt, less current maturities.................     7,503        7,342         8,267
  Other long-term liabilities and capital leases less
     current maturities...................................       919          793           629
                                                            --------     --------      --------
     Total liabilities....................................    14,474       16,126        16,246
Shareholders' equity:
  Preferred stock -- no par value; 10,000,000 shares
     authorized; none issued and outstanding..............        --           --            --
  Common stock -- no par value; 25,000,000 shares
     authorized; shares issued and outstanding:
     10,116,144, 11,037,543, and 11,146,478 as of March
     31, 1999, March 31, 2000 and June 30, 2000
     (unaudited), respectively............................    53,328       56,479        56,741
Accumulated deficit.......................................   (34,160)     (33,528)      (32,061)
Accumulated other comprehensive income....................         2            9            18
                                                            --------     --------      --------
Total shareholders' equity................................    19,170       22,960        24,698
                                                            --------     --------      --------
Total liabilities and shareholders' equity................  $ 33,644     $ 39,086      $ 40,944
                                                            ========     ========      ========

   The accompanying notes are an integral part of these financial statements.

                      CALIFORNIA MICRO DEVICES CORPORATION

                            STATEMENTS OF OPERATIONS
                 (AMOUNTS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                             THREE MONTHS ENDED
                                                YEARS ENDED MARCH 31,             JUNE 30,
                                            -----------------------------    ------------------
                                             1998       1999       2000       1999       2000
                                            -------    -------    -------    -------    -------
                                                                                (UNAUDITED)
Revenues:
  Net product sales.......................  $32,474    $33,617    $43,763    $ 8,517    $14,876
  Technology related revenues.............      569         --         --         --         --
                                            -------    -------    -------    -------    -------
     Total revenues.......................   33,043     33,617     43,763      8,517     14,876
Cost and expenses:
  Cost of sales...........................   24,701     24,730     29,571      6,209      9,600
  Research and development................    3,017      3,685      3,366        959        810
  Selling, marketing and administrative...    7,900      7,300      9,723      2,117      2,806
                                            -------    -------    -------    -------    -------
     Total costs and expenses.............   35,618     35,715     42,660      9,285     13,216
                                            -------    -------    -------    -------    -------
Operating income (loss)...................   (2,575)    (2,098)     1,103       (768)     1,660
Interest expense..........................      941        892        890        230        220
Interest (income) and other expense,
  net.....................................     (511)      (219)      (419)       (53)       (57)
                                            -------    -------    -------    -------    -------
Income (loss) before income taxes.........   (3,005)    (2,771)       632       (945)     1,497
Provision for income taxes................       --         --         --         --         30
                                            -------    -------    -------    -------    -------
Net income (loss).........................  $(3,005)   $(2,771)   $   632    $  (945)   $ 1,467
                                            =======    =======    =======    =======    =======
Basic earnings (loss) per share...........  $ (0.30)   $ (0.28)   $  0.06    $ (0.09)   $  0.13
                                            =======    =======    =======    =======    =======
Diluted earning (loss) per share..........  $ (0.30)   $ (0.28)   $  0.05    $ (0.09)   $  0.12
                                            =======    =======    =======    =======    =======
Weighted average common shares
  outstanding.............................    9,971     10,017     10,324     10,117     11,104
Dilutive effect of employee stock
  options.................................       --         --      1,318         --      1,419
                                            -------    -------    -------    -------    -------
Weighted average common shares
  outstanding, assuming dilution..........    9,971     10,017     11,642     10,117     12,523
                                            =======    =======    =======    =======    =======

   The accompanying notes are an integral part of these financial statements.

                      CALIFORNIA MICRO DEVICES CORPORATION

                       STATEMENTS OF SHAREHOLDERS' EQUITY
                   (AMOUNTS IN THOUSANDS, EXCEPT SHARE DATA)

                                                       COMMON STOCK                      ACCUMULATED
                                                        NUMBER OF                           OTHER
                                                   --------------------   ACCUMULATED   COMPREHENSIVE
                                                     SHARES     AMOUNT      DEFICIT     INCOME/(LOSS)    TOTAL
                                                   ----------   -------   -----------   -------------   -------
Balance at March 31, 1997........................   9,741,124   $51,939    $(28,384)         $25        $23,580
Components of comprehensive loss:
  Net loss.......................................          --        --      (3,005)          --         (3,005)
  Change in unrealized loss on available for sale
    investments..................................          --        --          --          (20)           (20)
                                                                                                        -------
    Total comprehensive loss.....................                                                        (3,025)
  Exercise of stock options......................      51,742       214          --                         214
  Employee Stock Purchase Plan...................     185,485       858          --                         858
                                                   ----------   -------    --------          ---        -------
Balance at March 31, 1998........................   9,978,351    53,011     (31,389)           5         21,627
Components of comprehensive loss:
  Net loss.......................................          --        --      (2,771)          --         (2,771)
  Change in unrealized loss on available for sale
    investments..................................          --        --          --           (3)            (3)
                                                                                                        -------
    Total comprehensive loss.....................                                                        (2,774)
  Exercise of stock options......................       6,600        26                                      26
  Employee Stock Purchase Plan...................     100,993       211                                     211
  Stock award....................................         200         1                                       1
  Licensing agreement............................      30,000        79                                      79
                                                   ----------   -------    --------          ---        -------
Balance at March 31, 1999........................  10,116,144    53,328     (34,160)           2         19,170
Components of comprehensive income
  Net income (Unaudited).........................                               632                         632
  Change in unrealized income on available for
    sale investments.............................                                              7              7
                                                                                                        -------
    Total comprehensive income...................                                                           639
Exercise of stock options........................     729,641     2,191                                   2,191
Employee Stock Purchase Plan.....................     191,758       960                                     960
                                                   ----------   -------    --------          ---        -------
Balance at March 31, 2000........................  11,037,543    56,479     (33,528)         $ 9         22,960
                                                   ----------   -------    --------          ---        -------
Components of comprehensive income:
  Net income (Unaudited).........................                             1,467                       1,467
  Change in unrealized income on available for
    sale investments (Unaudited).................                                              9              9
                                                                                                        -------
    Total comprehensive income (Unaudited).......                                                         1,476
Exercise of stock options (Unaudited)............     108,935       262                                     262
                                                   ----------   -------    --------          ---        -------
Balance at June 30, 2000 (Unaudited).............  11,146,478   $56,741    $(32,061)         $18        $24,698
                                                   ==========   =======    ========          ===        =======

   The accompanying notes are an integral part of these financial statements.

                      CALIFORNIA MICRO DEVICES CORPORATION

                            STATEMENTS OF CASH FLOWS
                             (AMOUNTS IN THOUSANDS)

                                                                                      THREE MONTHS ENDED
                                                         YEAR ENDED MARCH 31,              JUNE 30,
                                                     -----------------------------    ------------------
                                                      1998       1999       2000       1999       2000
                                                     -------    -------    -------    -------    -------
                                                                                         (UNAUDITED)
Cash flows from operating activities:
  Net income (loss)................................  $(3,005)   $(2,771)   $   632    $  (945)   $ 1,467
  Adjustments to reconcile net income (loss) to net
    cash provided by (used in) operating
    activities:
    Depreciation and amortization..................    2,852      2,945      2,899        757        745
    Issuance of common stock for licensing
      agreement....................................       --         79         --         --         --
Change in operating assets and liabilities:
  Accounts receivable..............................   (1,148)       616     (4,404)      (236)       317
  Inventories......................................      751       (346)    (1,556)      (230)      (170)
  Prepaid expenses and other assets................     (113)       394       (388)      (187)       (39)
  Trade accounts payable and other current
    liabilities....................................      268       (347)     1,869         38       (725)
  Other long-term assets...........................       16       (381)      (384)       (21)         5
  Other long-term liabilities......................       --        323        290         --         --
  Deferred margin on shipments to distributors.....        5         (5)       (60)       (60)        --
                                                     -------    -------    -------    -------    -------
      Net cash provided by (used in) operating
         activities................................     (374)       507     (1,102)      (884)     1,600
                                                     -------    -------    -------    -------    -------
Investing activities:
  Purchases of short-term investments..............   (6,144)    (4,822)    (3,626)    (1,247)    (3,011)
  Sales of short-term investments..................    7,481      5,760      2,735      2,060      2,795
  Capital expenditures.............................   (1,132)    (1,544)    (1,981)       (99)    (1,585)
  Net change in restricted cash....................       (6)         9      1,998       (222)      (224)
                                                     -------    -------    -------    -------    -------
      Net cash (used in) provided by investing
         activities................................      199       (597)      (874)       492     (2,025)
                                                     -------    -------    -------    -------    -------
Financing activities:
  Repayments of capital lease obligations..........     (585)      (357)      (379)       (63)      (100)
  Repayments of debt...............................     (175)      (157)      (306)       (54)       (45)
  Additions of long-term debt......................       --        650        238         --        993
  Proceeds from issuance of common stock...........    1,072        238      3,151         70        262
                                                     -------    -------    -------    -------    -------
      Net cash provided by financing activities....      312        374      2,704        (47)     1,110
                                                     -------    -------    -------    -------    -------
Net increase in cash and cash equivalents..........      137        284        728       (439)       685
Cash and cash equivalents at beginning of period...      343        480        762        762      1,490
                                                     -------    -------    -------    -------    -------
Cash and cash equivalents at end of period.........  $   480    $   764    $ 1,490    $   323    $ 2,175
                                                     =======    =======    =======    =======    =======
Supplemental disclosures of cash flow information:
  Interest paid....................................  $   941    $   892    $   890    $   230    $   236
Supplemental disclosures of non-cash investing and
  financing activities:
  Capital expenditures financed through capital
    lease obligations..............................  $   163    $    --    $    --    $    --    $    --
  Unrealized gain (loss) on securities.............  $   (20)   $    (3)   $     7    $    54    $     9

   The accompanying notes are an integral part of these financial statements.

                      CALIFORNIA MICRO DEVICES CORPORATION

                         NOTES TO FINANCIAL STATEMENTS

1. THE COMPANY

     We design, develop, manufacture and market thin film integrated passive devices and complementary analog semiconductors for Original Equipment Manufacturers and contract manufacturers who need high density, high performance, lower cost and unique functionality. The Company uses its silicon-based thin film materials and semiconductor process technology to integrate multiple passive and active elements onto a single integrated circuit.

     Our analog semiconductor products include primarily analog and mixed signal products for the telecommunications industry, electrostatic discharge protection devices, power management devices and operational amplifiers.

     Our products are marketed primarily to customers in the computer and computer peripherals, wireless communications, networking, and medical industries.

2. SIGNIFICANT ACCOUNTING POLICIES

     Basis of Presentation

     In the accompanying financial statements, fiscal 1998, 1999, and 2000 refer to twelve months ended March 31, 1998, 1999, and 2000, respectively.

     Cash and Cash Equivalents

     We consider all highly liquid debt instruments with a maturity date of three months or less at the date of purchase to be cash equivalents. Cash equivalents generally consist of commercial paper, and money market funds.

     Short-term Investments

     We invest our excess cash in high quality instruments. All of our marketable investments, except for investments related to our non-qualified deferred compensation program, are classified as available-for-sale and we view our available-for-sale portfolio as available for use in current operations. Accordingly, we have classified all investments, except for amounts related our non-qualified deferred compensation program described in Note 15, as short-term, even though the stated maturity date may be one year or more past the current balance sheet date.

     Available-for-sale securities are stated at fair market value, with unrealized gains and losses, net of tax, reported as a component of shareholders' equity. The cost of securities sold is based upon the specific identification method. Realized gains and losses and declines in value judged to be other than temporary are included in interest income and other (net).

     Inventories

     Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out (FIFO) basis.

                      CALIFORNIA MICRO DEVICES CORPORATION

     Property and Equipment

     Property and equipment are stated at cost. Depreciation and amortization are computed using the straight-line method over the shorter of the estimated useful lives of the assets, or the remaining lease term. Estimated useful lives of assets are as follows:

Building................................................     40 years
Machinery and equipment.................................  3 - 7 years
Leasehold improvements..................................  5 - 7 years
Furniture and fixtures..................................      7 years

     Revenue Recognition

     Revenue from product sales to end user customers is recognized upon shipment. We generally recognize revenue on shipments to distributors upon the final sales by the distributor to OEMs or other end users. Distributor agreements allow the distributors certain rights of return and price protection on unsold merchandise. As a result, we believe that deferral of such distributor sales and related cost of sales as deferred gross margins until the merchandise is resold by the distributors results in a more meaningful measurement of revenue from distributors.

     Revenue under license and technology agreements is recognized as technology related sales upon completion of the appropriate terms of the agreement. Revenue under product development and engineering design agreements is recognized as technology related sales using the percentage-of-completion method.

     Advertising

     We expense all advertising as incurred.

     Net Income (Loss) Per Share

     Basic earnings per common share are computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per common share incorporate the incremental shares issuable upon the assumed exercise of stock options and other dilutive securities. Options to purchase 2,315,000 and 2,478,000 shares of common stock outstanding during fiscal 1998 and fiscal 1999, respectively, were not included in the computation of diluted net income per common share because the effect in years with a net loss would be antidilutive. Options to purchase 77,000 shares of common stock outstanding during fiscal 2000 were not included in the earnings per share computation, as the effect of including them would be antidilutive.

     Options to purchase 25,260 shares of common stock were outstanding during the three months ended June 30, 1999, but were not included in the computation of diluted net loss per share as the Company incurred a net loss and the effect of the securities would have been antidilutive.

     Employee Stock Plans

     As allowed under Statement of Financial Accounting Standard No. 123 (SFAS
123), "Accounting for Stock Based Compensation," we account for our employee stock plans in accordance with the provision of Accounting Principles Board's Opinion No. 25 (APB 25), "Accounting for Stock Issued to Employees." and have adopted the disclosure provisions of SFAS 123.

                      CALIFORNIA MICRO DEVICES CORPORATION

     Comprehensive Income

     Accumulated other comprehensive income (loss) presented in the accompanying balance sheets consists of the accumulated net unrealized losses on available-for-sale securities.

     Recent Accounting Pronouncements

     Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133") requires that we recognize all derivatives on the balance sheet at fair value. Derivatives that do not qualify as hedges must be adjusted to fair value through net income. SFAS No. 133 is effective for the our fiscal year beginning April 1, 2001. We do not currently hold any derivatives and do not anticipate holding any derivatives in the future. Accordingly, we do not expect this pronouncement to materially impact future results.

     In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin 101, ("SAB 101"), "Revenue Recognition in Financial Statements". SAB 101 summarizes the SEC's views in applying generally accepted accounting principles to selected revenue recognition issues. In June 2000, the SEC issued SAB 101B, which delays the effective date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. We are required to apply the guidance in SAB 101 to our financial statements no later than the fourth quarter of fiscal 2001. Changes in the Company's revenue recognition policy resulting from the interpretation of SAB 101 would be reported as a change in accounting principle in the quarter ending March 31, 2001. The change in the revenue recognition policy would result in a cumulative adjustment in the fourth quarter of fiscal 2001 to reflect the deferral of revenue for shipments previously reported as revenue, that do not meet SAB 101 revenue recognition requirements. In subsequent periods, the Company would disclose the amount of revenue, if material, recognized in those periods that were included in the cumulative effect adjustment. The Company is currently evaluating what effect, if any, that SAB 101 will have on the Company's financial statements. Management believes that SAB 101, to the extent that it is applicable to the Company, will not effect the underlying strength or weakness of the Company's business operations as measured by the dollar value of the Company's shipments and cash flows.

     In March 2000, the Financial Accounting Standard Board issued FASB Interpretation No. 44, "Accounting for Certain Transactions Involving Stock Compensation -- an interpretation of APB Opinion No. 25" ("FIN 44"). FIN 44 clarifies the application of APB Opinion No. 25 and among other issues clarifies the following: the definition of an employee for purposes of applying APB Opinion No. 25; the criteria for determining whether a plan qualifies as a noncompensatory plan; the accounting consequences of various modifications to the terms of previously fixed stock options or awards; and the accounting for an exchange of stock compensation awards in a business combination. FIN 44 is effective July 1, 2000, but certain conclusions in FIN 44 cover specific events that occurred after either December 15, 1998 or January 12, 2000. The Company does not expect the application of FIN 44 to have a material impact on the Company's financial position or results of operations.

     Use of Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      CALIFORNIA MICRO DEVICES CORPORATION

3. HITACHI METALS, LTD.

     During fiscal 2000 we terminated our Joint Development Agreement with Hitachi Metals Ltd. (HML). In prior years, HML may have shared in a percentage of the actual expenditures for mutually agreed upon joint product development. We included HML's share of product development expenses in the Statements of Operations as "Technology related revenues". Additionally, HML has stopped selling our product subject to a private label agreement we had with them. We do not expect to receive revenue from HML for joint research and development or from product sales in the future.

     Sales to and receivables from Hitachi Metals, Ltd., and its subsidiary, Hitachi Kinzoku Shoji, Ltd., were not material in fiscal years 1998, 1999, and 2000.

4. CASH, CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS

     The following is a summary of cash, cash equivalents and marketable securities at March 31, 1999, March 31, 2000 and June 30, 2000, (amounts in thousands):

                                                     MARCH 31,    MARCH 31,     JUNE 30,
                                                       1999         2000          2000
                                                     ---------    ---------    -----------
                                                                               (UNAUDITED)
Cash equivalents
  Money market funds*..............................   $ 2,251      $1,136        $2,011
  Commercial paper.................................       535         354           206
Less:
  Amount classified as restricted cash**...........    (2,000)         --            --
                                                      -------      ------        ------
     Total cash equivalents........................   $   786      $1,490        $2,217
                                                      =======      ======        ======
Short-term investments
  Commercial paper.................................   $    --      $1,694        $2,216
  U. S. Treasuries & U.S. Government agencies......     2,251       1,493         1,157
  Corporate bonds..................................     1,918       1,882         1,921
                                                      -------      ------        ------
     Total short-term investments..................   $ 4,169      $5,069        $5,294
                                                      =======      ======        ======

-------------------------
  * Money market funds of $23,000 and $42,000, related to a benefit plan for March 31, 2000 and June 30, 2000, respectively, are included in the above table.

 **  See Note 16 of Notes to Financial Statements.

                      CALIFORNIA MICRO DEVICES CORPORATION

     The following is a summary of available-for-sale securities at March 31, 1999, March 31, 2000, and June 30, 2000, respectively, (amounts in thousands):

                                                                GROSS         GROSS       ESTIMATED
                                                              UNREALIZED    UNREALIZED      FAIR
                                                     COST       GAINS         LOSSES        VALUE
                                                    ------    ----------    ----------    ---------
March 31, 1999:
  Commercial paper................................  $  535       $--           $ --        $  535
  U.S. Treasuries & U.S. government agencies......   2,254         1             (4)        2,251
  Corporate bonds.................................   1,918         3             (3)        1,918
                                                    ------       ---           ----        ------
     Total........................................  $4,707       $ 4           $ (7)       $4,704
                                                    ======       ===           ====        ======
March 31, 2000:
  Commercial paper................................  $2,029       $19           $ --        $2,048
  U.S. Treasuries & U.S. government agencies......   1,497        --             (4)        1,493
  Corporate bonds.................................   1,890        --             (8)        1,882
                                                    ------       ---           ----        ------
     Total........................................  $5,416       $19           $(12)       $5,423
                                                    ======       ===           ====        ======
June 30, 2000 (Unaudited)
  Commercial Paper................................  $2,422       $--           $ --        $2,422
  U.S. Treasuries & U.S. government agencies......   1,150         7             --         1,157
  Corporate bonds.................................   1,910        11             --         1,921
                                                    ------       ---           ----        ------
     Total........................................  $5,482       $18           $ --        $5,500
                                                    ======       ===           ====        ======

     Of the fiscal 2000 securities listed above, $4.9 million of debt securities (at estimated fair market value) mature within one year and $0.5 million mature between one and two years. Realized gains and losses on the sales of securities are reported as other income and were not significant for all periods presented.

5. CONCENTRATIONS OF CREDIT RISK

     Our financial instruments that are exposed to concentrations of credit risk consist primarily of temporary cash investments and trade accounts receivable.

     We place our temporary cash investments and short-term securities with substantial financial service institutions.

     A significant portion of our sales are to customers whose activities are related to computer and computer peripherals, wireless communications, networking, medical, and consumer electronics industries, including some who are located in foreign countries. We generally extend credit to these customers and, therefore, the aforementioned industries and economic influences of customers' geographic locations affect collection of accounts receivable. However, we monitor extensions of credit and require collateral, such as letters of credit, whenever deemed necessary.

6. CONCENTRATION OF OTHER RISKS

     Markets

     We market our products into high-technology industries, such as personal computers, telecommunications, and networking, that are characterized by rapid technological change, intense competitive pressure, and volatile demand patterns. Most of the systems into which the Company's products are designed have short life cycles. As a result, we require a significant number of new design wins on an ongoing basis to maintain and grow revenue.

                      CALIFORNIA MICRO DEVICES CORPORATION

     Customers

     Generally, our sales are not subject to long-term contracts but rather to short-term releases of customers' purchase orders, most of which are cancelable on relatively short notice. The timing of these releases for production as well as custom design work are in the control of the customer, not us. Because of the short life cycles involved with our customers' products, the order pattern from individual customers can be erratic with significant accumulation and de-accumulation of inventory during phases of the life cycle. For these reasons, our backlog and bookings as of any particular date may not be representative of actual sales for any succeeding period.

     Inventories

     We value our inventories on a part-by-part basis to appropriately consider excess inventory levels and obsolete inventory based on backlog and demand, and to consider reductions in sales price. However, due to the volatility of demand, and the fact that many of our products are specific to individual customers, backlog is subject to revisions and cancellations and anticipated demand is constantly changing, which may require adjustments to inventory valuations in the future.

     Manufacturing

     Our manufacturing processes are complex, and require production in a highly controlled, clean environment suitable for fine tolerances. Normal manufacturing risks include errors in fabrication processes, defects in raw materials, process changes, as well as other factors that can affect yields.

     Subcontractors

     We use subcontractors in Asia, primarily Thailand and Malaysia, for assembly, packaging, and test of most of our product. This common industry practice is subject to political and economic risks and industry volatility has occasionally resulted in shortages of subcontractor capacity and other disruptions to supply.

7. INVENTORIES

     Inventories consist of the following (amounts in thousands):

                                                     MARCH 31,    MARCH 31,     JUNE 30,
                                                       1999         2000          2000
                                                     ---------    ---------    -----------
                                                                               (UNAUDITED)
Raw materials......................................   $  428       $  452        $   419
Work-in-process....................................    5,263        6,473          7,083
Finished goods.....................................    2,747        3,069          2,662
                                                      ------       ------        -------
                                                      $8,438       $9,994        $10,164
                                                      ======       ======        =======

                      CALIFORNIA MICRO DEVICES CORPORATION

8. PROPERTY AND EQUIPMENT

     Property and equipment consist of the following (amounts in thousands):

                                                     MARCH 31,    MARCH 31,     JUNE 30,
                                                       1999         2000          2000
                                                     ---------    ---------    -----------
                                                                               (UNAUDITED)
Land...............................................   $   137      $   137       $   137
Buildings..........................................     3,030        3,030         3,030
Machinery, equipment and tooling...................    22,772       24,709        26,149
Leasehold improvements.............................       714          758           901
Furniture and fixtures.............................       367          367           369
                                                      -------      -------       -------
                                                       27,020       29,001        30,586
Less accumulated depreciation and amortization.....    15,480       18,364        19,105
                                                      -------      -------       -------
                                                      $11,540      $10,637       $11,481
                                                      =======      =======       =======

9. SHORT-TERM BORROWINGS

     We have a $3.0 million revolving secured line of credit agreement that expires on June 30, 2001. Under the terms of the line of credit, we can borrow at prime plus one-half percent, collateralized by eligible accounts receivable. We also have a $1.0 million capital equipment financing facility that expires on June 30, 2003; under the terms of this facility we can borrow at prime plus 0.75%. There were no borrowings on either of these facilities at March 31, 1999. During fiscal 2000 there were no borrowings against the revolving line of credit. We borrowed $238,000 against the capital equipment financing facility during fiscal 2000. We are in compliance with our financial covenants. On April 21, 2000 we secured an additional $500,000 capital equipment financing facility under the same terms and conditions that expires August 3, 2003.

     In July 2000 (unaudited), the Company and its bank agreed to extend the line of credit through June 30, 2001 and the Company secured an additional $2.0 million equipment financing facility, bringing the total facility to $3.5 million. From April 1, 2000 through June 30, 2000, the Company borrowed an additional $993,000 against the capital equipment financing facility. As of June 30, 2000, approximately $3.0 million for use under the line of credit and $2.3 million for use under the $3.5 million capital equipment financing facility, remain available.

10. FAIR VALUE OF FINANCIAL INSTRUMENTS

     We have evaluated the estimated fair value of its financial instruments. The amounts reported as cash and cash equivalents, accounts receivable, short-term borrowings, accounts payable and accrued expenses approximate fair value due to their short-term maturities. The fair values of short-term investments are estimated based on quoted market prices. The fair value for long-term debt was estimated using discounted cash flow analysis based on estimated interest rates for similar types of borrowing arrangements.

     The carrying amounts and estimated fair values of our long-term debt as of March 31, 2000 are as follows (amounts in thousands):

                                                            CARRYING     FAIR
                                                             AMOUNT     VALUE
                                                            --------    ------
Long-term debt (excluding capital leases).................   $7,740     $8,320

                      CALIFORNIA MICRO DEVICES CORPORATION

11. LONG-TERM DEBT

     Long-term debt consists of the following (amounts in thousands):

                                                     MARCH 31,    MARCH 31,     JUNE 30,
                                                       1999         2000          2000
                                                     ---------    ---------    -----------
                                                                               (UNAUDITED)
Industrial revenue bonds at 10.5%, due through
  March 1, 2018....................................   $7,185       $7,045        $7,045
Equipment financing agreement due through
  June 14, 2002....................................      624          457           413
Equipment financing agreement due through
  June 30, 2003....................................       --          238         1,231
                                                      ------       ------        ------
                                                       7,809        7,740         8,689
Less current maturities............................      306          398           422
                                                      ------       ------        ------
                                                      $7,503       $7,342        $8,267
                                                      ======       ======        ======

     In January 1999, we borrowed $650,000 under a credit agreement, due June 14, 2002, collateralized by certain of our equipment. The agreement extends for 42 months, carries an interest rate of 9.9%, and has a prepayment option.

     In September 1999 we secured a capital equipment financing agreement collateralized by accounts receivable and other assets. The agreement carries an interest rate of prime plus 3/4 of 1% and expires in June 2003. In April 2000 we secured additional capital equipment financing from the same institution under the same terms and conditions with an expiration date of August 2003.

     Our industrial revenue bonds are collateralized by a lien on all of our land and buildings in Tempe, Arizona, and certain equipment acquired with the proceeds of the bonds, and require certain minimum annual sinking fund payments ranging from $155,000 in fiscal 2001 to $780,000 in fiscal 2018. As of March 1, 2000, we may prepay the 10.5% Industrial Revenue Bond by redeeming all or part of the outstanding principal amounts without penalty. At March 31, 2000, cash of $900,000 was held in sinking fund trust accounts of which $800,000 is to be used for principal and interest payments in the event of default by the Company, and the balance to be used for semi-annual interest and principal payments.

     The industrial revenue bonds and certain lease agreements require the maintenance of various financial covenants including certain minimum levels of net worth, current ratio, quick ratio, ratio of debt to net worth, debt coverage, and debt to working capital ratio. We are in compliance with these covenants at March 31, 2000. As a result of these covenants, our ability to pay dividends is restricted.

     Future maturities of long-term debt at March 31, 2000 are as follows (amounts in thousands):

2001........................................................  $  398
2002........................................................     451
2003........................................................     336
2004........................................................     225
2005........................................................     225
2006 and thereafter.........................................   6,105
                                                              ------
                                                              $7,740
                                                              ======

                      CALIFORNIA MICRO DEVICES CORPORATION

12. LEASE COMMITMENTS

     Operating Leases

     We lease certain manufacturing facilities under operating leases expiring in fiscal 2001 and 2003. We sublet a leased facility in Arizona for the remaining period of the lease. The rents received should equal the amounts we owe during the remaining lease period. Future gross minimum lease payments, under non-cancelable operating leases, for the years ending March 31 are as follows (amounts in thousands):

2001........................................................  $  548
2002........................................................     414
2003........................................................     104
                                                              ------
                                                               1,066
Sublease receipts...........................................    (148)
                                                              ------
                                                              $  918
                                                              ======

     Rent expense was $417,000, $450,000, and $445,000 net of sublease income of $143,000, $147,000, and $148,000 in fiscal 1998, 1999, and 2000, respectively.

     Capital Leases

     Obligations under capital leases are at interest rates ranging from approximately 7% to 10%, depending primarily upon the purchase option arrangements at the end of the lease term, and are due in monthly installments through April 2002. Future minimum lease payments, under capital leases for the years ending March 31, are as follows (amounts in thousands):

2001........................................................  $455
2002........................................................   181
                                                              ----
Total minimum lease payments................................   636
Less amount representing interest...........................    41
                                                              ----
Present value of net minimum lease payments.................   595
Less current maturities.....................................   417
                                                              ----
                                                              $178
                                                              ====

     Machinery and equipment under capital leases are as follows (amounts in thousands):

                                                         MARCH 31,    MARCH 31,
                                                           1999         2000
                                                         ---------    ---------
Cost...................................................   $1,619       $1,619
Less accumulated depreciation..........................      377          609
                                                          ------       ------
                                                          $1,242       $1,010
                                                          ======       ======

                      CALIFORNIA MICRO DEVICES CORPORATION

13. INCOME TAXES

     Due to current year losses and the availability of tax loss carryforwards, there was no provision for income taxes for the periods ended March 31, 1998, 1999, and 2000. A reconciliation of our effective tax rate to the federal statutory rate is as follows:

                                                           YEARS ENDED MARCH 31,
                                                          -----------------------
                                                          1998     1999     2000
                                                          -----    -----    -----
Federal statutory tax rate..............................   (34)%    (34)%     34%
Losses with no current benefit..........................    34%      34%      --
Utilization of loss carryforward........................    --       --      (34)%
                                                           ---      ---      ---
Effective income tax rate...............................     0%       0%       0%
                                                           ===      ===      ===

     Deferred income taxes reflect the tax effects of net operating loss and credit carryforwards and temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of our deferred tax assets and liabilities are as follows (amounts in thousands):

                                                         MARCH 31,    MARCH 31,
                                                           1999         2000
                                                         ---------    ---------
Deferred tax assets:
  Net operating loss carryforwards.....................  $ 10,500     $ 12,200
  Tax credit carryforwards.............................       450          500
  Inventory reserves...................................     3,500        3,500
  Other non-deductible accruals and reserves...........       900          400
                                                         --------     --------
Total deferred tax assets..............................    15,350       16,600
  Less valuation allowance.............................   (15,050)     (16,300)
                                                         --------     --------
Net deferred tax asset.................................       300          300
Deferred tax liabilities:
  Tax over book depreciation...........................       300          300
                                                         --------     --------
     Total net deferred tax asset......................  $     --     $     --
                                                         ========     ========

     As we had net losses in fiscal 1998 and fiscal 1999, and the first two quarters of fiscal 2000, we have provided a valuation allowance against total deferred tax assets. We will continue to evaluate our ability to realize the deferred tax asset on a quarterly basis. The valuation allowance increased by $950,000 and $1,250,000 during the years ended March 31, 1999 and 2000, respectively. Approximately $3,000,000 of the valuation allowance for deferred tax assets relates to benefits of stock option deductions which, when recognized, will be directly allocated to common stock.

     At March 31, 2000, we had federal and state net operating loss carryforwards of approximately $34,800,000 and $6,100,000 respectively. In addition, we had federal and California credit carryforwards of approximately $300,000 and $200,000, respectively. These carryforwards will expire at various dates beginning in 2008 through 2020, except for certain state net operating losses which expire from 2000 through 2005.

     Utilization of the net operating losses and credit carryforwards may be subject to substantial annual limitation due to ownership change provisions of the Internal Revenue Code of 1986 and similar state provisions. The annual limitation may result in the expiration of net operating losses and credits before utilization.

                      CALIFORNIA MICRO DEVICES CORPORATION

     For the three months ended June 30, 2000 (unaudited), the Company recorded a provision for income taxes of $30,000 based on the projected effective annual tax rate of 2%. The effective tax rate for 2001 is substantially below the federal statutory rate of 35% due to the utilization of federal and state tax loss and credit carryforwards. No similar amounts were recorded for the three months ended June 30, 1999 due to the Company's net loss during the period. The Company's tax provision consisted of federal and state alternative minimum taxes.

14. INTEREST INCOME AND OTHER, NET

     Interest income and other, net, consists of (amounts in thousands):

                                            YEARS ENDED          THREE MONTHS
                                             MARCH 31,          ENDED JUNE 30,
                                        --------------------    --------------
                                        1998    1999    2000    1999     2000
                                        ----    ----    ----    -----    -----
                                                                 (UNAUDITED)
Interest income.......................  $403    $295    $300     $56     $128
Other income (expense)................   108     (76)    119      (3)     (55)
                                        ----    ----    ----     ---     ----
                                        $511    $219    $419     $53     $ 73
                                        ====    ====    ====     ===     ====

     Interest income reflects the amounts earned from investments in short-term securities.

15. EMPLOYEE BENEFIT PLANS

     401(k) Savings Plan

     We maintain a 401(k) Savings Plan covering substantially all of our employees. Under the plan, eligible employees may contribute up to 15% of their base compensation to the plan with the Company matching at a rate of 50% of the participants' contributions up to a maximum of 3% of their base compensation. Participants' contributions are fully vested at all times. The Company's contributions vest incrementally over a two-year period. During fiscal 1998, 1999, and 2000, we expensed $210,000, $217,000, and $278,000, respectively, relating to our contributions under the plan. During the three months ended June 30, 1999 and 2000, we expensed (unaudited) $54,000 and $82,000, respectively, relating to our contributions under the plan.

     Nonqualified Deferred Compensation Plan

     In April 1997, we implemented a nonqualified deferred compensation plan for the benefit of eligible employees. This plan is designed to permit certain discretionary employer contributions in excess of the tax limits applicable to the 401(k) plan and to permit employee deferrals in excess of certain tax limits. Company assets earmarked to pay benefits under the plan are held by a rabbi trust. We have classified the diversified assets held by the rabbi trust as trading, and recorded them at fair market value. Under current accounting rules, assets of a rabbi trust must be accounted for as if they are assets of the Company; therefore, all earnings and expenses are recorded in our financial statements. In fiscal 1998 and fiscal 1999 the market value change in trust assets was not significant. Compensation expense of $151,000 was recognized in fiscal 2000 as a result of increases in the market value of the trust assets, with the same amount being recorded as securities gains included in interest income. For the three months ended June 30, 2000, we recognized a reduction in compensation expense of $49,000 (unaudited) as a result of a decrease in the market value of the trust assets, with the same amount being recorded as securities losses included in interest income. Additionally, during fiscal 1998, 1999, and 2000, we expensed $21,000, $8,000, and zero, respectively, relating to our contributions under the plan.

                      CALIFORNIA MICRO DEVICES CORPORATION

     Stock Option Plans

     The 1995 Employee Stock Option Plan (the "1995 Plan") is administered by a stock option committee consisting of not less than two qualified directors. The 1995 Non-Employee Directors Plan (the "Directors Plan") is administered by not less than three members of the Board and the amount of shares granted to the directors on an annual basis are fixed in amount, as approved by the shareholders.

     Under our 1995 Plan, for fiscal year ended March 31, 1999 and 2000, 2,433,563 and 1,779,933 shares of common stock are reserved for issuance, respectively. As of June 30, 2000, 1,704,876 (unaudited) shares of common stock are reserved for issuance. The 1995 Plan provides for issuance of options to employees and consultants at prices not less than 85% of fair market value for shares issued under a non-qualified stock option agreement. Options may also be issued to key employees for not less than 100% of fair market value for shares issued under an incentive stock option agreement.

     Under the Directors Plan, for fiscal year ended March 31, 1999 and 2000, 274,875 and 254,250 shares of common stock are reserved for issuance, respectively. As of June 30, 2000, 225,431 (unaudited) shares of common stock are reserved for issuance. The 1995 Directors Plan provides for a fixed issuance amount to the directors at prices not less than 100% of the fair market value of the common stock at the time of the grant.

     In addition to the two 1995 plans, we have a plan that was adopted in 1981 (the Employee Incentive Stock Option Plan), and another plan that was adopted in 1987 (the 1987 Stock Option Plan) both of which are still extant although no new options are being issued under these plans. These plans provided for the issuance of 1,500,000 and 2,500,000 shares of common stock, respectively. Under these plans, the Company has granted incentive stock options and non-qualified options to designated employees, officers, and directors. As of June 30, 2000, there were no shares of common stock reserved for issuance.

     Generally, options under the plans become exercisable and vest over varying periods ranging up to four years as specified by the Board of Directors. Option terms do not exceed ten years from the date of the grant and all plans except the 1981 Employee Incentive Stock Option Plan (the "1981 Plan") expire within 20 years of date of adoption. The Board of Directors may terminate the 1981 Plan at any time. No options may be granted during any period of suspension or after termination of any plan. Unexercised options expire upon, or within, three months of termination of employment, depending upon the circumstances surrounding termination.

                      CALIFORNIA MICRO DEVICES CORPORATION

     The following is a summary of stock option activity and related information, including the effect of repricing of grants and cancellations during fiscal 1998 and 1999 of 692,150 and 1,325,742 shares, respectively:

                                                           YEARS ENDED MARCH 31,
                                   ----------------------------------------------------------------------    THREE MONTHS ENDED
                                           1998                     1999                    2000                JUNE 30, 2000
                                   ---------------------   ----------------------   ---------------------   ---------------------
                                               WEIGHTED-                WEIGHTED-               WEIGHTED-               WEIGHTED-
                                                AVERAGE                  AVERAGE                 AVERAGE                 AVERAGE
                                               EXERCISE                 EXERCISE                EXERCISE                EXERCISE
                                    OPTIONS      PRICE      OPTIONS       PRICE      OPTIONS      PRICE      OPTIONS      PRICE
                                   ---------   ---------   ----------   ---------   ---------   ---------   ---------   ---------
                                                                                                                 (UNAUDITED)
Options:
  Outstanding at beginning of
    period.......................  2,032,446     $6.13      2,315,331     $5.44     2,477,595     $3.58     1,952,461    $ 4.27
  Granted........................  1,178,297     $6.12      1,756,742     $3.02       455,210     $5.80        46,000    $17.82
  Exercised......................    (51,742)    $4.19         (6,600)    $3.93      (729,641)    $3.00      (108,935)   $ 3.69
  Canceled.......................   (843,670)    $8.11     (1,587,878)    $5.68      (250,703)    $3.69       (20,321)   $ 6.89
                                   ---------     -----     ----------     -----     ---------     -----     ---------    ------
  Outstanding at end of period...  2,315,331     $5.44      2,477,595     $3.58     1,952,461     $4.27     1,869,205    $ 4.61
                                   =========     =====     ==========     =====     =========     =====     =========    ======
  Exercisable....................    861,577     $4.91        717,201     $4.68     1,044,826     $4.06     1,003,463    $ 4.05
  Available for grant*...........    182,016                  325,760                 106,031                  61,102

-------------------------
* Available for grant under plans which are currently active.

     The following table summarizes information about options outstanding at June 30, 2000 (unaudited):

                                               OPTIONS OUTSTANDING
                                     ----------------------------------------      OPTIONS EXERCISABLE
                                                     WEIGHTED-                   ------------------------
                                                      AVERAGE       WEIGHTED-                   WEIGHTED-
                                                     REMAINING       AVERAGE                     AVERAGE
             RANGE OF                  NUMBER       CONTRACTUAL     EXERCISE       NUMBER       EXERCISE
         EXERCISE PRICES             OUTSTANDING    LIFE (YEARS)      PRICE      EXERCISABLE      PRICE
         ---------------             -----------    ------------    ---------    -----------    ---------
$2.25 - $ 2.66....................       31,875         8.65         $ 2.47           6,843       $2.44
$2.81 - $ 2.81....................      507,322         6.81         $ 2.81         294,389       $2.81
$2.87 - $ 3.50....................      321,014         8.06         $ 3.15          82,816       $3.28
$3.93 - $ 3.93....................      488,798         4.62         $ 3.93         488,798       $3.93
$4.12 - $ 6.44....................      335,015         9.03         $ 6.34          28,625       $5.39
$6.81 - $21.13....................      185,181         6.97         $11.09         101,992       $8.50
                                      ---------         ----         ------       ---------       -----
                                      1,869,205         6.89         $ 4.61       1,003,463       $4.05
                                      =========         ====         ======       =========       =====

     Employee Stock Purchase Plan

     The 1995 Employee Stock Purchase Plan as Amended June 15, 1999, (the "Purchase Plan") is available for all full-time employees possessing less than 5% of the Company's common stock on a fully diluted basis. The Purchase Plan provides for the issuance of up to 960,000 shares at 85% of the fair market value of the common stock at certain defined points in the plan offering periods. Purchase of the shares is to be through employees' payroll deductions and may not exceed 15% of their total compensation. The Purchase Plan terminates on February 9, 2005, or earlier at the discretion of the Company's Board of Directors. As of fiscal year-end March 31, 1998, 1999, and 2000, 5,564, 64,571 and 372,813 shares were reserved for issuance, respectively. As of June 30, 2000, 372,813 (unaudited) shares were reserved for issuance.

                      CALIFORNIA MICRO DEVICES CORPORATION

     The following is a summary of stock purchased under the plan:

                                                    YEARS ENDED MARCH 31,           THREE MONTHS
                                               --------------------------------        ENDED
                                                 1998        1999        2000      JUNE 30, 2000
                                               --------    --------    --------    --------------
                                                                                    (UNAUDITED)
Aggregate purchase price.....................  $858,000    $211,000    $680,004         $  0
Shares purchased.............................   185,485     100,993     191,758            0
Employee participants........................       151         161         185          201

     Stock-Based Compensation

     In accordance with the intrinsic value method, we generally recognize no compensation expense with respect to employee stock grants. Pro forma information regarding net (loss) and net (loss) per share is required by SFAS 123 for grants after April 1, 1995, as if we had accounted for stock grants under the fair value method and is presented below. The fair value of our stock-based grants was estimated using a Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options that have specific vesting schedules and are ordinarily not transferable. Because the Black-Scholes model requires the input of highly subjective assumptions, including the expected stock price volatility which can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its grants.

     The fair value of our stock-based grants was estimated assuming no expected dividends and the following weighted-average assumptions:

                                                    YEARS ENDED MARCH 31,      YEARS ENDED MARCH 31,
                                                           OPTIONS                 PURCHASE PLAN
                                                   -----------------------    -----------------------
                                                   1998     1999     2000     1998     1999     2000
                                                   -----    -----    -----    -----    -----    -----
Expected life years..............................  3.02     2.81     3.43     0.34     0.21     0.25
Volatility.......................................  0.61%    0.96%    1.03%    0.64%    1.29%    1.13%
Risk-free interest rate..........................  5.77%    4.69%    6.13%    5.43%    5.00%    5.06%

     For pro forma purposes, the estimated fair value of our stock-based grants is amortized over the options' vesting period for stock options granted under the 1995 Plan and the Director Plan, and the purchase period for stock purchases under the Purchase Plan. The pro forma information follows (amounts in thousands except per share amounts):

                                                            YEARS ENDED MARCH 31,
                                                         ----------------------------
                                                          1998       1999       2000
                                                         -------    -------    ------
Net (loss) -- pro forma................................  $(5,073)   $(5,112)   $ (786)
Diluted net (loss) per share -- pro forma..............  $ (0.51)   $ (0.51)   $(0.08)

     The weighted-average fair value of stock options granted in fiscal 1999 and 2000 were $4.04 and $5.80 per share, respectively. The weighted-average fair value of the option element of the Purchase Plan stock granted in fiscal 1999 and 2000 was $0.95 and $1.39 per share, respectively.

                      CALIFORNIA MICRO DEVICES CORPORATION

16. LITIGATION

     From August 5, 1994 through February 16, 1995, eleven purported class action complaints were filed against us in the United States District Court for the Northern District of California.

     By court order dated May 20, 1997, the class action claims against the Company were settled. Our contribution towards the settlement consisted of the payment of $6 million in cash and the issuance of 608,696 new shares of the Company's common stock to the class. Each new share was accompanied by a Contingent Value Right (CVR), personal to the shareholder, that guaranteed the shareholder would receive the difference between $11.50 and the highest 20 day average trading price of the Company's common stock (assuming the average price is less than $11.50) over a defined period. As of January 5, 2000 the 20-day average trading price exceeded $11.50 and the CVR was extinguished. We had put $2 million into a restricted account as a guarantee for performance under the CVR. As a result of the CVR being extinguished this $2 million is no longer restricted and is included in cash and short-term securities as of March 31, 2000.

     The Company has cooperated with the Justice Department in its investigation of the Company's former officers and with the SEC in its investigation of the Company's former officers and the Company. The Justice Department has advised us that we are not currently a target or subject of investigation. The SEC has taken the position that it is premature, at this stage in its investigation, to discuss the resolution of the investigation of the Company because of its continuing investigation of the Company's former officers.

     The Company is a party to lawsuits, claims, investigations, and proceedings, including commercial and employment matters, which are being handled and defended in the ordinary course of business. We are not aware of any pending legal proceedings against the Company that, individually or in the aggregate, would have a material adverse effect on our business, operating results, or financial condition

17. SEGMENT INFORMATION

     Our operations are classified into one reportable segment. Substantially all of our operations and long-lived assets reside in the United States although we have sales operations in Europe, Japan, Hong Kong and Taiwan. In fiscal 1998, Bell Milgray Inc., a distributor, later acquired by Arrow Electronics, accounted for approximately 10% of net product sales. In fiscal 1999, no single customer accounted for greater than 10% of net sales. In fiscal 2000, Arrow Electronics, Inc. and Excelpoint Systems PTE, both distributors, accounted for 17% and 14% of net sales, respectively. Other than the United States and Singapore (10.5% of net sales in fiscal 2000), no one country accounted for more than 10% of net sales in fiscal 1998, 1999 and 2000. Sales in to Singapore were $1,272,000, $2,054,000 and $4,598,000, in fiscal 1998, 1999, and 2000, respectively. Foreign currency transaction gains and losses are not significant.

     Net sales to geographic regions reported below are based upon the customers' locations (amounts in thousands):

                                                                             THREE MONTHS ENDED
                                                                                  JUNE 30,
                                                YEARS ENDED MARCH 31,            (UNAUDITED)
                                            -----------------------------    -------------------
                                             1998       1999       2000       1999        2000
                                            -------    -------    -------    -------    --------
Net product sales to geographic regions:
  United States...........................  $22,898    $21,070    $24,836    $4,149     $ 8,123
  Europe..................................    3,787      3,098      3,882       649       1,470
  Far East and other......................    5,789      9,449     15,045     3,719       5,283
                                            -------    -------    -------    ------     -------
Net product sales.........................  $32,474    $33,617    $43,763    $8,517     $14,876
                                            =======    =======    =======    ======     =======

[Inside Back Cover Graphic:

Approximately 1 1/2 inches from the top of the page, a caption reading:
"Benefits of Integrated Passive Devices."

Immediately below the above caption, a caption reading: "Parallel Port Solutions, Before and After."

Immediately below the above caption, two photographs each illustrating a circuit board. A caption below the left photograph reading "Before PAC1284 (Without
ESD)." A caption below the right photograph reading "After PAC1284 (With ESD)."

Below above photographs and captions and approximately 1/3 from the top of the page a caption reads: "High Volume Manufacturing Capacity."

Immediately below the above caption, a caption reading: "California Micro Devices operates two wafer fabrication facilities which represent over 26,000 square feet of high volume manufacturing capacity."

Immediately below and to the right of the above captions, two slightly offset photographs depicting buildings. A caption within the upper photograph reads "Tempe" and a caption within the lower paragraph reads "Milpitas."

Immediately below and to the left of the above captions, two captions reading:
[text corresponding to the upper photograph] "Tempe, Arizona:" and immediately below and on new lines [each of the following set off by bullets] "16,000 square foot clean room, Process technology development, Product engineering, and Test operations," and [text corresponding to the lower photograph] "Milpitas, California:" and immediately below and on new lines [each of the following set off by bullets] "10,000 square foot clean room, Process technology development, Product engineering, and Test and laser trim operations."

Below above captions and photographs and approximately 1 inch from the bottom of the page, the Company's triangular logo and the caption "California Micro Devices."

A dark line frame begins approximately 1/3 from the top of the page to the left of the circuit board photographs, runs to the left margin of the page, and then turns down to run to the top of the caption "High Volume Manufacturing Capacity," where it ceases.

A dark line frame begins immediately below the Tempe photograph and runs down the border of the right margin until immediately below the Milpitas photograph whereupon it crosses the page to the right margin and runs down the left border of the page until it is parallel to the Company's logo whereupon it crosses the page to the right where it intersects the Company logo.]

                           [California Micro Devices]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following are the actual and estimated expenses incurred in connection with the registration and sale of the shares. The Registrant will pay all of these expenses.

                            ITEM                                AMOUNT
                            ----                              ----------
SEC registration fee........................................  $   10,916
NASD fee....................................................       4,635
Nasdaq fee..................................................      16,500
Printing fees and expenses..................................     100,000
Legal fees and expenses.....................................     150,000
Accountants' fees and expenses..............................      75,000
Blue sky fees and expenses..................................      10,000
Miscellaneous...............................................      32,949
                                                              ----------
  Total.....................................................  $  400,000
                                                              ==========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

     Section 317 of the California Corporations Code allows for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act. Registrant's Articles of Incorporation and Bylaws provide for indemnification of Registrant's directors, officers, employees and other agents to the extent and under the circumstances permitted by the California Corporations Code.

ITEM 16. EXHIBITS.

     The following exhibits are filed as part of this Registration Statement:


EXHIBIT
NUMBER                           DESCRIPTION
-------                          -----------
   *1.   Form of Underwriting Agreement
    5.   Opinion of O'Melveny & Myers LLP as to legality of
         securities being registered
   23.1  Consent of Ernst & Young LLP, Independent Auditors
   23.2  Consent of O'Melveny & Myers LLP (included in Exhibit 5)
 **24.   Power of Attorney


-------------------------
 * To be filed by amendment


** Previously filed


ITEM 17. UNDERTAKINGS.

     The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The Registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or
     (4) or Rule 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Milpitas, California, on September 8, 2000.


                                          CALIFORNIA MICRO DEVICES CORPORATION

                                          By:      /s/ JOHN E. TREWIN
                                            ------------------------------------
                                                       John E. Trewin
                                             Vice President and Chief Financial
                                                           Officer


     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to Registration Statement has been signed by the following persons in the capacities indicated below and on September 8, 2000.


             *  JEFFREY C. KALB                             /s/ JOHN E. TREWIN
---------------------------------------------  ---------------------------------------------
               Jeffrey C. Kalb                                John E. Trewin
(Director, President, Chief Executive Officer  (Vice President, Chief Financial Officer and
      and Principal Executive Officer)          Principal Financial and Accounting Officer)

              *  WADE MEYERCORD                              *  STUART SCHUBE
---------------------------------------------  ---------------------------------------------
          Wade Meyercord (Director)                      Stuart Schube (Director)

             *  ANGEL G. JORDAN                             *  JOHN L. SPRAGUE
---------------------------------------------  ---------------------------------------------
         Angel G. Jordan (Director)                     John L. Sprague (Director)

            *  J. DANIEL MCCRANIE                           *  DONALD L. WAITE
---------------------------------------------  ---------------------------------------------
        J. Daniel McCranie (Director)                   Donald L. Waite (Director)

            * /s/ JOHN E. TREWIN
---------------------------------------------
               John E. Trewin
              Attorney-in-fact

                               INDEX TO EXHIBITS


EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------
   *1.    Form of Underwriting Agreement
          Opinion of O'Melveny & Myers LLP as to legality of
    5     securities being registered
   23.1   Consent of Ernst & Young LLP, Independent Auditors
   23.2   Consent of O'Melveny & Myers LLP (included in Exhibit 5)
 **24.    Power of Attorney (included on signature page hereof)


-------------------------
 * To be filed by amendment.


** Previously filed.